UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações
S.A. and subsidiaries

Financial Statements
referring to the periods ended
December 31, 2010, 2009 and
January 1st, 2009 and
Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT

ON THE FINANCIAL STATEMENTS

To the Shareholders, Board Members and Executive Officers of

Contax Participações S.A.

Rio de Janeiro - RJ

We have audited the individual and consolidated financial statements of Contax Participações (“Company”), which are identified as Parent and Consolidated, respectively, and include the balance sheet on December 31, 2010 and the statements of income, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flow for the year then ended, as well as a summary of the main accounting practices and other notes to the financial statements.

Management’s responsibility regarding the financial statements

The Company’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting practices adopted in Brazil and of the consolidated financial statements in conformity with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and in conformity with the accounting practices adopted in Brazil, and for internal accounting controls deemed as necessary to permit the preparation of theses financial statements free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in conformity with Brazilian and international auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the Company’s financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the financial statements referred to above present fairly, in all material respects, the equity and financial positions of Contax Participações S.A. as of December 31, 2010, the performance of its operations and its cash flows for the year then ended, in conformity with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the financial statements referred to above present fairly, in all material respects, the equity and financial positions of MZ Consult Participações S.A. as of December 31, 2010, the performance of its operations and its cash flows for the year then ended, in conformity with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB) and the accounting policies adopted in Brazil.

Emphasis of Matter

As described in Note 2, the company financial statements were prepared in conformity with the accounting practices adopted in Brazil. In the case of Contax Participações S.A., these practices differ from IFRS applicable to the separate financial statements only with regard to the assessment of investments in subsidiaries by the equity method, while for the purposes of IFRS these are assessed at cost or fair value.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2010, required by the Brazilian Corporation Law for publicly-held companies, and as supplementary information to the International Financial Reporting Standards (IFRS) that do not require the presentation of the statements of value added. These statements were submitted to the same audit procedures previously described and, in our opinion, they are properly presented in all material aspects regarding the financial statements jointly audited.

Rio de Janeiro, March 1st, 2011

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC 2SP 011.609/O-8 “F” RJ	CRC 1SP 100.597/O-2 “S” RJ

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET AS OF DECEMBER 31, 2010 AND 2009 AND JANUARY 1, 2009
(Amounts in thousands of Brazilian reais – R$)

		Parent Company (BR GAAP)			Consolidated (IFRS and BR GAAP)
ASSETS	Note	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

CURRENT ASSETS
Cash and cash equivalents	6	74,553	47,136	16,132	387,803	357,853	355,928
Accounts receivable	7	-	-	-	176,302	128,486	102,134
Recoverable taxes	8	922	956	30	15,255	3,673	1,944
Dividends receivable	-	24,884	35,421	22,421	-	-	-
Prepaid expenses and other assets	10	-	-	-	30,835	18,650	8,573
Total current assets		100,359	83,513	38,583	610,195	508,662	468,579

NON-CURRENT ASSETS
Court deposits	20	-	-	-	93,865	53,382	35,338
Financial investments held to maturity	6	48,659	26,590	-	69,869	26,590	-
Restricted cash	6	-	-	-	2,013	-	-
Recoverable taxes	8	5,056	5,091	4,737	10,383	8,578	7,269
Deferred taxes	9	-	837	952	56,147	28,773	32,430
Credits receivable		-	-	-	9,485	11,425	17,530
Other assets	10	-	-	-	2,573	1,344	1,122
Investment in subsidiaries	11	316,948	335,604	356,434	-	-	-
Property, plant and equipment	12	-	-	-	405,873	352,473	307,700
Goodwill on investments	13	49,081	-	-	49,081	-	-
Other intangible assets	14	-	-	-	69,073	80,446	84,467
Total non-current assets		419,744	368,122	362,123	768,362	563,011	485,856

TOTAL ASSETS		520,103	451,635	400,706	1,378,557	1,071,673	954,435

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET AS OF DECEMBER 31, 2010 AND 2009 AND JANUARY 1, 2009
(Amounts in thousands of Brazilian reais – R$)

		Parent Company (BR GAAP)			Consolidated (IFRS and BR GAAP)
LIABILITIES	Note	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

CURRENT LIABILITIES
Loans and financing	16	-	-	-	64,873	55,070	14,219
Suppliers	15	22	150	29	83,160	77,033	76,847
Payroll and related charges	17	81	52	42	230,569	197,818	181,924
Commercial leasing	18	-	-	-	4,277	10,118	16,086
Taxes payable	19	11	255	56	43,093	33,477	22,272
Dividends payable	25.2	28,959	32,787	23,311	28,959	32,787	23,311
Onlend to shareholders	22.1.2	26,374	16,331	16,850	26,374	16,331	16,850
Other liabilities	21	-	-	239	23,171	31,249	2,204
Total current liabilities		55,447	49,575	40,527	504,476	453,883	353,713

NON-CURRENT LIABILITIES
Loans and financing	16	-	-	-	317,994	149,521	203,750
Private debentures	-	-	-	40,153	-	-	-
Provision for contingencies	20	-	-	-	88,266	59,921	64,151
Commercial leasing	18	-	-	-	-	3,899	9,884
Taxes payable	19	-	-	-	-	944	1,787
Contingent considerations	35	45,685	-	-	45,685	-	-
Other liabilities	21	-	-	1,049	1,165	-	94
Total non-current liabilities		45,685	-	41,202	453,110	214,285	279,666

TOTAL LIABILITIES		101,132	49,575	81,729	957,586	668,168	633,379

CAPITAL AND RESERVES
Capital stock	22	223,873	223,873	223,873	223,873	223,873	223,873
Capital reserve	23.1	14,731	19,639	9,282	14,731	19,639	9,282
Profit reserves	23.2	118,329	109,831	127,101	118,329	109,831	127,101
Treasury Shares	24	(12,147)	(10,686)	(49,848)	(12,147)	(10,686)	(49,848)
Asset valuation adjustments	23.2	(46)	-	-	(46)	-	-
Retained earnings	25	-	-	8,569	-	-	8,569
Proposal for additional dividend distribution	25.2	74,231	59,403	-	74,231	59,403	-
Shareholders' equity attributable to the owners of the parent company		418,971	402,060	318,977	418,971	402,060	318,977

Equity in non-subsidiaries	26	-	-	-	2,000	1,445	2,079

Total shareholders' equity		418,971	402,060	318,977	420,971	403,505	321,056

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		520,103	451,635	400,706	1,378,557	1,071,673	954,435

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian reais - R$)

		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Note	2010	2009	2010	2009

Continued operations
Net operating revenue	27	-	-	2,397,996	2,161,019

Cost of services rendered	29.1	-	-	(2,026,392)	(1,760,164)

Gross operating income		-	-	371,604	400,855

Operating income (expenses)
Selling	29.1	-	-	(26,976)	(27,709)
General and Administrative	29.1	(1,097)	(11,773)	(138,007)	(130,715)
Management fees	29.1	(4,367)	(1,555)	(7,142)	(7,879)
Equity income	11	105,596	140,914	-	-
Financial revenue	29.4	11,481	5,954	33,213	24,531
Financial expenses	29.4	(235)	(1,403)	(30,681)	(39,922)
Other operating expenses, net	29.2	(36)	(86)	(24,441)	(13,440)
		111,342	132,051	(194,034)	(195,134)
Operating income before income tax
and social contribution		111,342	132,051	177,570	205,721

Income tax and social contribution:
Current	30	(1,984)	(245)	(70,708)	(70,998)
Deferred	30	(860)	(115)	2,190	(3,666)

Net income for the year from continued operations		108,498	131,691	109,052	131,057

Net income for the year		108,498	131,691	109,052	131,057

Net income attributable to:	31
Owners of the parent company		108,498	131,691	109,052	131,057
Minority shareholders		-	-	(554)	634
		108,498	131,691	108,498	131,691
Earnings per share:	31
From continued operations
Basic
Common shares (centavos per share)		1.82	2.23	1.82	2.23
Preferred shares (centavos per share)		1.83	2.23	1.83	2.23
Diluted
Common shares (centavos per share)		1.80	2.19	1.80	2.19
Preferred shares (centavos per share)		1.83	2.23	1.83	2.23

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian reais - R$)

		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Note	2010	2009	2010	2009

Net income for the year		108,498	131,691	109,052	131,057

Other comprehensive income:
Exchange rate difference in the translation of operations abroad:
Exchange rate differences in the year	23.2	(46)	-	(46)	-
		108,452	131,691	109,006	131,057

Total comprehensive income for the year		108,452	131,691	109,006	131,057

Total comprehensive income attributed to:
Owners od the parent company		108,452	131,691	109,006	131,057
Minority shareholders		-	-	(554)	634
		108,452	131,691	108,452	131,691

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian reais - R$)

							Asset
							Valuation
							Adjustment
							Reserve for			Shareholders' equity
							translation of		Proposal	attributable to
			Profit Reserves				equity into		for distribution	the owners of the		Consolidated
	Capital	Capital	Legal	Statutory	Unrealized	Treasury	foreing	Accumulated	of additional	parent company	Interest in	shareholders' equity
	Stock	Reserve	Reserve	Reserve	profit	shares	currency	losses	dividends	(BR GAAP)	non-subsidiary	(IFRS and BR GAAP)

Balance on January 1, 2009	223,873	9,282	15,465	95,010	16,626	(49,848)	-	8,569	-	318,977	2,079	321,056

Acquisition of own shares	-	-	-	-	-	(314)	-	-	-	(314)	-	(314)
Cancelation of own shares	-	-	-	(39,476)	-	39,476	-	-	-	-	-	-
Precribed dividends	-	29	-	-	-	-	-	-	-	29	-	29
Other comprehensive income:
Exchange rate difference in the translation of operations abroad	-	-	-	-	-	-	-	-	-	-	-	-
Interest in non-subsidiaries:
Dividends	-	-	-	-	-	-	-	-	-	-	(634)	(634)
Equity in the comprehensive income of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	131,691	-	131,691	-	131,691
Equity instruments for share-based payments	-	10,328	-	-	-	-	-	-	-	10,328	-	10,328
Additional proposed dividends - exceeds the minimum mandatory	-	-	-	-	-	-	-	-	59,403	59,403	-	59,403
Allocation of net income for the year:
Legal reserve	-	-	6,442	-	-	-	-	(6,442)	-	-	-	-
Statutory reserve	-	-	-	32,390	-	-	-	(32,390)	-	-	-	-
Dividends related to 2008 approved at the Annual General Meeting of 04/28/2009	-	-	-	-	-	-	-	(11,428)	-	(11,428)	-	(11,428)
Dividends related to 2006 and 2007 approved at the Annual General Meeting of 04/28/2009	-	-	-	-	(16,626)	-	-	-	-	(16,626)	-	(16,626)
Proposed dividends	-	-	-	-	-	-	-	(90,000)	-	(90,000)	-	(90,000)

Balance on December 31, 2009	223,873	19,639	21,907	87,924	-	(10,686)	-	-	59,403	402,060	1,445	403,505

Acquisition of own shares	-	-	-	-	-	(1,461)	-	-	-	(1,461)	-	(1,461)
Payment of dividends	-	-	-	-	-	-	-	-	(59,403)	(59,403)	-	(59,403)
Other comprehensive income:										-		-
Exchange rate difference in the translation of operations abroad	-	-	-	-	-	-	(46)	-	-	(46)	-	(46)
Interest in non-subsidiaries:	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	555	555
Equity in the comprehensive income of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-
Equity instruments for share-based payments:										-		-
2007 Program	-	(7,024)	-	-	-	-	-	-	-	(7,024)	-	(7,024)
2010 Program	-	2,116	-	-	-	-	-	-	-	2,116	-	2,116
Net income for the year								108,498		108,498		108,498
Allocation of net income for the year:										-		-
Legal reserve	-	-	5,425	-	-	-	-	(5,425)	-	-	-	-
Statutory reserve	-	-	-	3,073	-	-	-	(3,073)	-	-	-	-
Additional proposed dividends - exceeds the minimum mandatory	-	-	-	-	-	-	-	-	74,231	74,231	-	74,231
Proposed dividends	-	-	-	-	-	-	-	(100,000)	-	(100,000)	-	(100,000)

Balance on December 31, 2010	223,873	14,731	27,332	90,997	-	(12,147)	(46)	-	74,231	418,971	2,000	420,971

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian reais - R$)

	Parent Company (BR GAAP)		Consolidated (IFRS e BR GAAP)
	2010	2009	2010	2009

CASH FLOW FROM OPERATING
ACTIVITIES

Net income for the year from continued operations	108,498	131,691	108,498	131,691
Net Income adjustments:
Depreciation and amortization	-	-	122,109	116,411
Equity income	(105,596)	(140,914)	-	-
Loss in the sale of property, plant and equipment	-	-	(6)	1,710
Expenses with provision for contingencies	-	-	20,913	1,874
Deferred income tax	860	115	(2,190)	3,666
Net gain (loss) with monetary variation	(3,610)	(726)	(3,868)	(1,890)
Recognized expenses from share-based payments settled with equity instruments	2,689	9,995	2,689	9,995
Interest expenses on loans and financings	-	1,090	21,242	31,015
Minority interest	-	-	555	(634)

Changes in current capital:
Accounts receivable	-	-	(34,280)	(26,351)
Prepaid expenses	-	-	(4,384)	(8,059)
Recoverable taxes	330	(350)	(7,871)	(2,720)
Other assets	-	-	(7,571)	(2,017)
Payroll and related charges	29	5	25,537	15,894
Suppliers	(128)	121	2,862	186
Taxes payable	(244)	199	(7,848)	10,362
Other liabilities	10,043	(485)	4,500	28,783
Interest expenses on loans and financing	-	(1,279)	(20,483)	(31,130)

Net cash from (used in) operating
activities	12,871	(538)	220,404	278,786

CASH FLOW FROM INVESTMENT
ACTIVITIES

Investment acquisition, net of acquired cash	-	-	(20,019)	-
Earnings for the sale of property, plant and equipment	-	-	179	27
Acquisition of property, plant and equipment	-	-	(162,533)	(158,901)
Court deposits	-	-	(36,241)	(16,487)
Financial investments held to maturity	(18,740)	(26,590)	(39,497)	(26,590)
Restricted cash	-	-	(2,000)	-
Dividends received	131,347	148,743	-	-

Net cash from (used in) investment
activities	112,607	122,153	(260,111)	(201,951)

CASH FLOW FROM FINANCING
ACTIVITIES

Payment of commercial leasing	-	-	(9,740)	(11,674)
BNDES financing	-	-	180,829	-
Payment of BNDES financing	-	-	(54,371)	(13,542)
BNB financing	-	-	51,000	-
Debentures	-	(40,000)	-	-
Loans with related parties - current	-	(917)	-	-
Dividends paid	(89,000)	(49,380)	(89,000)	(49,380)
Share buyback	(9,061)	(314)	(9,061)	(314)

Cash used in (invested in) financing activities	(98,061)	(90,611)	69,657	(74,910)

Net increase in cash and cash equivalents	27,417	31,004	29,950	1,925

Cash and cash equivalents at the beginning of the year	47,136	16,132	357,853	355,928
Cash and cash equivalents at the end of the year	74,553	47,136	387,803	357,853

Items not affecting cash:
Proposed dividends	100,000	90,000	100,000	90,000
Prescribed dividends	-	29	-	29
Business acquisition:
Acquired assets net of acquired cash	-	-	23,099	-
Acquired liabilities	-	-	(29,758)	-

Additional information:

Income tax and social contribution paid	1,984	1,984	69,955	66,194

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A.

STATEMENTS OF VALUE ADDED FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	2010	2009	2010	2009

Revenues:
From services	-	-	2,588,367	2,335,252
Undeductible loss	-	-	(200)	-
Other revenue	-	-	179	27
	-	-	2,588,346	2,335,279
Inputs from third parties
Cost of services rendered	-	-	(50,479)	(10,549)
Material, electricity and outsourced services	(1,055)	(1,725)	(317,774)	(311,186)
Loss/recovery of asset values	-	-	(173)	(1,761)
	(1,055)	(1,725)	(368,426)	(323,496)

Gross value added	(1,055)	(1,725)	2,219,920	2,011,783

Depreciation and amortization	-	-	(122,109)	(116,411)
Goodwill writen-off	-	-	-	(60)
Net added value generated by the company	(1,055)	(1,725)	2,097,811	1,895,312

Added value received in transfer
Equity income	105,596	140,914	-	-
Financial revenues	11,481	5,954	33,213	24,531
Total added value to distribute	116,022	145,143	2,131,024	1,919,843

Personnel:
Payroll and charges	2,688	-	1,388,062	1,190,764
Sales commissions	-	-	-	333
Training	-	-	19,453	19,764
Management fees	1,341	11,286	1,341	11,286
Taxes, fees and contributions:
Federal taxes	3,198	731	388,471	338,045
Municipal taxes	35	-	98,287	93,497
Remuneration of third-party capital:
Interest and monetary variations	171	1,295	27,409	37,198
Rentals	91	140	98,949	97,899
Remuneration of own capital:
Dividends	100,000	90,000	100,000	90,000
Minority interest	-	-	555	(634)
Retained earnings /Recording of reserve	8,498	41,691	8,498	41,691

Added value distributed	116,022	145,143	2,131,024	1,919,843

CONTENTS OF NOTES TO THE FINANCIAL STATEMENTS

We present the accompanying notes, an integral part of the individual and consolidated financial statements of Contax Participações S.A. and its subsidiaries, distributed as follows:

1.        General information

2.        Main accounting policies

3.        Main accounting judgment and sources of uncertainties in the estimates

4.        Effects of the adoption of the IFRS and the new Technical Pronouncements, Interpretations and Guidelines issued by CPC

5.        New IFRS Pronouncements and Interpretations not effective and not adopted in advance by the Group

6.        Cash and cash equivalents, restricted cash and investments

7.        Trade accounts receivable (Consolidated)

8.        Taxes recoverable

9.        Deferred taxes

10.    Prepaid expenses and other assets

11.    Investment in subsidiaries

12.    Property, plant and equipment (Consolidated)

13.    Goodwill on investments

14.    Other intangible assets (Consolidated)

15.    Accounts payable to suppliers

16.    Loans and financing (Consolidated)

17.    Payroll, social charges and benefits

18.    Finance Lease (Consolidated)

19.    Taxes payable

20.    Provisions, Contingent Liabilities and Assets (Consolidated)

21.    Other Obligations

22.    Capital

23.    Reserves and equity valuation adjustments

24.    Treasury shares

25.    Retained earnings and equity instrument dividends

26.    Minority interest

27.    Revenue (Consolidated)

28.    Operating segments

29.    Information on the nature of costs and expenses of operations recognized in the income statement

30.    Income tax and social contribution related to continued operations

31.    Earnings per share

32.    Financial instruments

33.    Share-based payments

34.    Related party transactions

35.    Business combinations

36.    Insurance coverage

37.    Commitments

38.    Subsequent events

39.    Approval of individual and consolidated financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

1.        INFORMATION

Contax Participações S.A. (the "Company"), established In July 2000, is a publicly-held company, listed in the BM&FBovespa, whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company is headquartered at Rua do Passeio no 48 a 56 (Parte), Centro – Rio de Janeiro – RJ.

The Company has (i) Contax S.A. and Ability Comunicação Integrada Ltda., as direct subsidiaries, and (ii) TODO BPO Soluções em Tecnologia S.A., BRC Empreendimentos Imobiliários Ltda, and Contax Sucursal Empresa Extranjera as indirect subsidiaries. The Company and its subsidiaries are jointly referred to in the financial statements as “Company” or “Group”. The operations of the direct and indirect subsidiaries are as follows:

1.1.       Contax S.A.

Contax S.A. (“Contax”) was established in December 2002, after changing the corporate name of the extinguished TNext S.A., an entity established in August 1998. Contax is a joint-stock, privately-held company, whose corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

1.2.      Ability Comunicação Integrada Ltda.

In September 2010, Contax acquired the entire control of Ability Comunicação Integrada Ltda. (“Ability”). Incorporated in June 2001, Ability is a limited-liability company whose purpose is to provide services related to publicity and advertising, sales promotion, merchandising and marketing, campaign and publicity planning, publicity consulting, market and public-opinion research, among others.

1.3.       TODO BPO e Soluções em Tecnologia S.A.

TODO BPO Soluções em Tecnologia S.A. (“TODO”), established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the full or partial management of the value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

1.4.       BRC Empreendimentos Imobiliários Ltda.

In November 2009, Contax acquired BRC Empreendimentos Imobiliários Ltda. (“BRC”) for R$61. This acquisition aimed at separately developing and executing the real estate project included in the Selective Incentive Program for the adjacent region of Estação da Luz (“Nova Luz Program”), in the downtown area of the city of São Paulo.

1.5.       Contax Sucursal Empresa Extranjera

Contax Sucursal Empresa Extranjera (“Contax Argentina”) was incorporated in September 2010 with an initial capital stock of R$817, in the city of Buenos Aires, Argentina. Contax Argentina’s corporate purpose is to provide general telephone services, offering integrated services for client-consumer relations in Argentina.

2.        MAIN ACCOUNTING POLICIES

2.1.       Declaration of compliance

The Company's financial statements comprise:

•            The consolidated financial statements prepared pursuant to the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, referred to as Consolidated – IFRS and BR GAAP; and

•            The separate financial statements of the parent company, prepared pursuant to the accounting practices adopted in Brazil, referred to as Parent – BR GAAP.

The accounting practices adopted in Brazil comprise the practices included in the Brazilian Corporate Law, and in the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Accounting Standards Board (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM).

In the separate financial statements, investments in subsidiaries are recorded using the equity accounting method, pursuant to the Brazilian law. Therefore, these separate financial statements are considered to be in compliance with the IFRS, which require that such investments be reported at their fair value or cost in the parent company's separate financial statements.

As there is no difference between the consolidated shareholders' equity and the consolidated income attributable to shareholders of the parent company, included in the consolidated financial statements prepared pursuant to the IFRS and the accounting practices adopted in Brazil, and the shareholders' equity and income of the parent company, included in the separate financial statements prepared pursuant to the accounting practices adopted in Brazil, the Company has chosen to present the separate and consolidated financial statements side by side.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

2.2.      Basis of preparation

The financial statements have been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as described below. The historical cost is usually based on the fair value of the consideration paid in exchange for assets.

The consolidated financial statements, prepared under the IFRS, had already been prepared by the Company and presented to the Securities and Exchange Commission (SEC) of the United States, for the years ended December 31, 2009 and 2008. Therefore, the opening balance according to the IFRS is January 1st 2007. The Company has adopted the changes to accounting practices adopted in Brazil introduced by Technical Pronouncements CPC 15 to 40 for the preparation of the separate financial statements. The effects of the adoption of the IFRS and the new Technical Pronouncements, Guidelines, and Interpretations as issued by the CPC are explained in note 4.

A summary of the main accounting policies adopted by the Group is as follows:

2.3.      Basis of consolidation and investments in subsidiaries

The consolidated financial statements include the financial statements of the Company and of its subsidiaries, on the same reporting date and under the same accounting practices. Control is obtained when the Company has the power to control the financial and operating policies of an entity in order to derive benefits from its activity.

Thus, the balance sheet, statements of income and comprehensive statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (I) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) minority interest and subsidiaries shareholders’ equity.

In the separate financial statements of the Company, the financial information of the subsidiaries is recognized through the equity accounting method.

The results of subsidiaries acquired or sold during the reporting period are included in the consolidated statement of profit or loss and comprehensive income from the acquisition date through the disposal date, as applicable.

Whenever necessary, the financial statements of the subsidiaries are adjusted to adapt their accounting policies to those determined by the Group. All transactions, balances, revenues and expenses among the companies included in the consolidated financial statements (intragroup) are eliminated in full.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Minority interests in subsidiaries are recorded separately in the Group's shareholders' equity. Such interests may be initially measured at fair value or based on their proportionate interest in the total stock in relation to the fair value of net assets identifiable by the acquirer. The basis of measurement is chosen on a transaction by transaction basis for each acquisition. Subsequently to the acquisition, the balance of minority interests is equivalent to the opening balance—proportionate to the interest—adjusted to subsequent changes in the shareholders' equity. The balance of comprehensive income is attributed to minority interests even when it results in a negative balance of such interests.

Company's interest in existing subsidiaries

The Company’s financial statements comprise the financial information of the following direct and indirect subsidiaries:

	Interest- %
	Control	12/31/2010	12/31/2009

Contax	Direct	100	100
Ability	Direct	100	-
BRC	Indirect	100	100
TODO	Indirect	80	80
Contax Argentina	Indirect	100	-

The figures of the balance sheets, as of December 31, 2010, December 31 and January 1st, 2009 of the main items of the consolidated financial statements of direct and indirect subsidiaries are shown in the chart below. The financial statements of indirect subsidiaries BRC and Contax Argentina were not presented given their irrelevant balances.

	Direct Subsidiaries						Indirect Subsidiaries
	Contax			Ability			TODO
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009

Assets:
Current	537,558	509,311	495,874	28,929	-	-	26,236	15,052	10,018
Non-current	647,590	531,329	520,984	34,598	-	-	5,789	4,947	383
Total assets	1,185,148	1,040,640	1,016,858	63,527	-	-	32,025	19,999	10,401

Liabilities:
Current	491,536	490,778	389,080	26,619	-	-	21,998	12,744	4
Non-current	402,286	214,258	279,571	10,438	-	-	27	27	-
Shareholders` equity	291,326	335,604	348,207	26,470	-	-	10,000	7,228	10,397
Total liabilities and shareholders` equity	1,185,148	1,040,640	1,016,858	63,527	-	-	32,025	19,999	10,401

	2010	2009		2010	2009		2010	2009

Operating revenue, net of taxes	2,372,041	2,164,732		33,488	-		95,837	53,955
Gross income	343,843	397,969		15,946	-		12,428	5,556
Operating income (loss)	165,232	220,653		3,777	-		2,815	(3,381)
Income before taxes	165,232	220,653		3,777	-		2,815	(3,381)
Net income (loss) for the year	100,967	151,674		2,412	-		2,772	(3,381)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

2.4.      Business combination

In the consolidated financial statements, business acquisitions are accounted for at the acquisition method. The consideration transferred in a business combination is measured at fair value, calculated as the aggregate of the fair value of the assets transferred and liabilities assumed by the Group on the acquisition date to the former controlling shareholders of the acquiree and the interests issued by the Group in exchange for the control of the acquiree. Acquisition-related costs are usually recognized in profit or loss when incurred.

Identifiable assets acquired and liabilities assumed are recognized at fair value on the acquisition date, except for:

•            Deferred tax assets or liabilities, and assets and liabilities related to employee benefit agreements, which are recognized and measured under IAS 12 – Income Taxes, and IAS 19 – Employee Benefits (equivalent to Technical Pronouncements CPC 32 and CPC 33), respectively;

•            Liabilities or equity instruments related to share-based payment agreements of the acquiree or payment arrangements based on Group stock, executed to replace the share-based payment agreements of the acquiree, are measured under IFRS 2 – Share-based Payment (equivalent to Technical Pronouncement CPC 10) on the acquisition date; and

•            Assets (or disposal groups) classified as held for sale under IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (equivalent to Technical Pronouncement CPC 31) are measured in compliance with this standard.

Goodwill is measured as the difference between the aggregate of the consideration transferred, the amount of any minority interests in the acquiree, and the fair value of the acquirer's previously-held equity interest in the acquiree, if any; and the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after the assessment, the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed are higher than the aggregate of the consideration transferred, the amount of any minority interests in the acquiree, and the fair value of the acquirer's previously-held equity interest in the acquiree, if any, this surplus is immediately recognized in income as gains.

Minority interests corresponding to current holding and granting holders the right to a proportionate share of the net assets of the entity in case of liquidation may be initially measured at fair value or based on the proportionate share of the non-controlling interests on recognized amounts of identifiable net assets of the acquiree. The measurement method to be applied is chosen on a transaction by transaction basis. Other types of minority interests are fair valued or, when applicable, as determined by another IFRS and its equivalent CPC.

When the consideration transferred by the Group in a business combination includes assets or liabilities derived from a contingent consideration arrangement, the contingent consideration is fair valued on the acquisition date and included in the consideration transferred in a business combination. Changes to the fair value of the contingent consideration classified as adjustments of the measurement period are retrospectively adjusted, with the corresponding adjustment in goodwill. Adjustments to the measurement period correspond to adjustments resulting from additional information obtained during the "measurement period" (which shall not be longer than twelve months from the acquisition date) related to facts and circumstances existing on the acquisition date.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The subsequent accounting for changes to the fair value of the contingent consideration not classified as adjustments of the measurement period depend on how the contingent consideration is classified. Contingent consideration classified as equity is not remeasured at subsequent financial statement dates, and its corresponding settlement is accounted for in equity. Contingent consideration classified as asset or liability is remeasured on subsequent financial statement dates, under IAS 39 and CPC 38, or IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (equivalent to Technical Pronouncement CPC 25), as applicable, and the corresponding gain or loss is recognized in the income.

When a business combination is achieved in stages, the interest previously held by the Group in the acquiree is remeasured at fair value on the acquisition date (that is, the date the Group obtained that control), and the corresponding gain or loss, if any, is recognized in the income. The amounts of the interests in the acquiree prior to the acquisition date previously recognized in "Other comprehensive income" are reclassified in the income, provided that such treatment is appropriate in case such interest is disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period when such combination occurred, the Group records provisional amounts for the items whose accounting is incomplete. These provisional amounts are adjusted during the measurement period (see above), or additional assets and liabilities are recognized to reflect new information obtained regarding facts and circumstances existing on the acquisition date that would have affected the amounts recognized on that date if they had been known.

Separate financial statements

In the separate financial statements, the Company applies the requirements of Technical Interpretation ICPC 09 – Separate Financial Statements, Consolidated Financial Statements, and Application of the Equity Accounting Method, which requires that any amount exceeding the acquisition cost over the Company's share in the identifiable net fair value of the assets, liabilities and contingent liabilities of the acquiree on the acquisition date be recognized as goodwill, which in its turn is added to the book value of the investment. Any amount of the Company's share in the fair value of the identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost, after the revaluation, is immediately recognized in the income. The consideration transferred and the net fair value of assets and liabilities are measured using the same criteria applicable to the consolidated financial statements explained above.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

2.5.       Goodwill

Goodwill resulting from a business combination is stated at cost on the transaction date (see item 12), net of accumulated loss in the recoverable amount, if any.

For purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units (or groups of cash-generating units) that will benefit from the synergies of the combination. Goodwill generated on the acquisition of Ability in September 2010 was not tested for impairment, because a year has not elapsed since the acquisition date and such goodwill has not presented any indication of impairment.

The cash-generating units goodwill was allocated to be tested for impairment on a yearly basis, or at shorter intervals whenever there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is lower than its book value, an impairment loss is firstly allocated to reduce the book value of any goodwill allocated to the unit and later to the other assets of the unit, proportionately to the book value of each of its assets. Any goodwill impairment loss is directly recognized in the income for the period. Impairment losses are not reversed in subsequent periods.

Upon the disposal of the corresponding cash-generating unit, the attributable goodwill amount is included in the calculation of the profit or loss of the disposal.

2.6.       Revenue recognition

The Group recognizes revenue when (i) the amount of the revenue can be reliably measured, (ii) it is probable that future economic benefits will flow to the Group, and (iii) when specific criteria for each of the Group's activities are met, as described below. A revenue amount cannot be measured with reliability until all sale-related contingencies have been solved. The Group bases its estimates on historical results, considering the type of customer and operation, and the particulars of each arrangement.

Revenue is measured at the fair value of the consideration received or receivable in exchange for services in the Group's ordinary operating activities. Revenue is stated net of sales taxes or charges, refunds, deductions, discounts, and after the elimination of intragroup sales.

2.6.1.      Revenue from service provision

The Group provides telemarketing, customer care, and credit recovery services to other entities. These services are provided pursuant to agreements where billing is based on conversation time, workstation, performance, or fixed rates.

Revenues from telemarketing or customer care services based on conversation time are billed based on the number of hours of conversation, while revenues based on workstations are billed according to the number of workstations used by the customer.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Revenues from performance goals (for example, credit recovery services) are recognized based on the percent rate of credits collectable from consumers agreed upon with the customer. When the customer confirms such credits have been recovered, revenue is recognized. If certain circumstances have occurred that may change the initially estimated revenues, costs, or extended progress towards completion, the estimates are reviewed. Such reviews may result in increased or reduced estimated costs and revenues, and these reflect on the revenue for the period during which Management gets to know the circumstances causing the review.

2.6.2.      Revenue from dividends and interest

Revenue from investment dividends is recognized when the shareholder's right to receive these dividends is established (provided that it is probable that future economic benefits will flow to the Group, and that the amount of revenue can be reliably measured).

Revenue from an interest financial asset is recognized when it is probable that future economic benefits will flow to the Group, and that the amount of revenue can be reliably measured. Revenue from interest is recognized using the straight line method based on time and on the effective interest rate over the amount of the outstanding principal; the effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

2.7.       Lease

A lease is classified as a finance lease if the terms of the lease agreement transfers substantially all risks and rewards incident to ownership to the lessee.  All other leases are classified as operating leases.

2.7.1.      Finance lease

When the Group acts as a lessee, the assets held under finance lease are initially recognized as Group assets at the lower of fair value at the commencement of the lease term and the present value of minimum lease payments.  The corresponding liability payable to the lessor is included in the balance sheet as a loan liability (lease).

Lease payments are apportioned between the financial charges and the reduction of the outstanding liability so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financial charges are directly recorded in profit or loss.

2.7.2.      Operating lease

Payments referring to operating leases are recognized as expenses over the lease term on a straight-line basis, unless another systematic basis is more representative of the time pattern of the user's economic benefit. Contingent payments derived from operating leases are recognized as expenses in the period they are incurred.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Incentives for the agreement of a new operating lease are initially recognized as a liability and later as a reduction of the rental expense on a straight line basis, unless another systematic basis is more representative of the time pattern of the leased asset's economic benefit.

2.8.       Foreign currency

In the preparation of the financial statements of each entity of the Group, transactions carried out in foreign currency, that is, any currency different from the functional currency of each entity, are recorded at the rate of exchange at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items recorded at fair value in foreign currency are translated at the exchange rate at the date the fair value was determined. Non-monetary items recorded at historical cost in foreign currency are translated using the exchange rate at the date of the transaction.

Changes in foreign exchange rates over monetary items are recognized in the income in the period they occur, except for:

•            Changes in foreign exchange rates derived from foreign currency borrowings and financing related to assets under construction for future use, which are included in the cost of these assets whenever these are considered as adjustments to these borrowings' interest rate costs; and

•            Changes in foreign exchange rates over receivable or payable monetary items related to a foreign operation whose settlement is not estimated nor is its occurrence probable (and, therefore, it is part of the net investment in the foreign operation), are initially recognized in Other comprehensive income and reclassified from shareholders' equity to the result of the amortization of monetary item.

For the presentation of the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated to Brazilian reais, using the exchange rates at the end of the reporting period. The results are translated at the average exchange rates of the period, provided that these have not significantly floated during that period; in that case, the exchange rates on the transaction date are used. Changes in exchange rates resulting from such translation, if any, are reclassified to comprehensive income and added to shareholders' equity ("Reserve for Translation of Foreign Currency"), and non-controlling interests are attributed as appropriate.

When a foreign operation is fully disposed of, the cumulative amount of the exchange differences referring to this operation in the Group's shareholders' equity is reclassified to the profit or loss for the period. Any exchange difference previously attributed to minority interests is written-off, but it is not reclassified to the income for the period.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

In the case of a partial disposal of an interest at a subsidiary with foreign operations, where there is no loss of control, the cumulative exchange differences are reclassified in the same proportion into minority interests and are not recognized in the income.

Goodwill and adjustments at fair value of identifiable assets and liabilities acquired as a result of the acquisition of a foreign operation are treated as assets and liabilities of this operation and translated at the exchange rate at each balance sheet date. Exchange differences are recognized in equity.

2.9.       Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of such assets until the date they are ready for their intended use.

Income earned on the temporary investment of funds obtained from specific borrowings and that has not been spent on the qualifying asset yet is deducted from the costs eligible for capitalization.

All other borrowing costs are recognized in the income for the period they are incurred.

2.10.   Share-based payment agreements

The share-based compensation for the Company's executives is measured at the fair value of the equity instruments at the grant date. Details on the determination of the fair value of these plans are provided on note 33.

The fair value of the options granted, determined at the grant date, is recorded using the straight-line method as expense in the income for the period during which the right is acquired, based on the Group's estimates on which options granted will be eventually acquired, with a corresponding increase in equity. By the end of each reporting period, the Group revises its estimates on the amount of equity instruments that will be acquired. The impact of this revision in relation to the original estimates, if any, is recognized in the income for the period, in such a manner that the accumulated expense reflects the revised estimates with the corresponding adjustment to shareholders' equity in the "Reserve" account that recorded the benefit to the Company's executives.

Equity-settled share-based payment transactions with third parties, except for executives, are measured at the fair value of the products or services received. When the fair value cannot be reliably estimated, such transactions are measured at the fair value of the equity instruments granted on the date the products and services were received.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

2.11.   Taxation

Income tax and social contribution expenses are the aggregate of current and deferred taxes.

2.11.1.  Current taxes

The provision for income tax and social contribution is based on the taxable income for the period. Taxable income differs from the income reported in the income statement to the extent that it excludes income or expenses that are taxable or deductible in other reporting periods, in addition to permanently excluding non-taxable or non-deductible items. The provision for income tax and social contribution is separately calculated for each entity of the Group based on the tax rates applicable at the end of the reporting period.

2.11.2.  Deferred taxes

Deferred income tax and social contribution ("deferred tax") is recognized over temporary differences, at the end of each reporting period, between asset and liability balances recognized in the financial statements and the corresponding tax bases used in the determination of taxable income, including the tax loss balance when applicable. Deferred tax liabilities are usually recognized over all taxable temporary differences and deferred tax assets are recognized over all deductible temporary differences, only where it is probable that future taxable income will be sufficient for such deductible differences to be used. Deferred tax assets or liabilities are not recognized over temporary differences resulting from goodwill or initial recognition (except for business combinations) of other assets and liabilities in a transaction that does not affect taxable income or accounting profit.

Deferred tax liabilities are recognized over taxable temporary differences associated with investments in subsidiaries, unless the Group is capable of controlling the reversal of the temporary differences and it is probable that this reversal will not occur in the foreseeable future. Deferred tax assets from deductible temporary differences related to such investments and holdings are recognized only where it is probable that future taxable income will be sufficient for such temporary differences to be used and that it will be reversed in the foreseeable future.

The recovery of the balance of deferred tax assets is revised at the end of each reporting period and, where it is no longer probable that future taxable income will be available to allow for the recovery of an asset in full or in part, the asset balance is adjusted to the amount expected to be recovered.

Deferred tax assets and liabilities are measured at applicable rates for the period when the liability is expected to be settled or the asset realized, based on the rates provided for in the tax legislation at the end of each reporting period, or when a new legislation has been substantially approved. The measurement of deferred tax assets and liabilities reflects the tax consequences that would result from the manner the Group expects, at the end of each reporting period, to recover or settle the book value of these assets and liabilities.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Current and deferred taxes are recognized in profit or loss—unless these correspond to items recorded under "Other comprehensive income"—or directly in shareholders' equity, in which case current and deferred taxes are also recognized in "Other comprehensive income" or directly in shareholders' equity, respectively. Where current and deferred taxes result from the initial recognition of a business combination, the tax effect is included in the accounting for the business combination.

2.11.3.  Current and deferred income tax and social contribution for the period

Current and deferred income tax and social contribution are recognized as expense or revenue in the income for the period, unless these correspond to items recorded under "Other comprehensive income," or directly in shareholders' equity, in which case current and deferred taxes are also recognized in "Other comprehensive income" or directly in shareholders' equity, respectively. Where current and deferred taxes result from the initial recognition of a business combination, the tax effect is included in the accounting for the business combination.

2.12.   Property, Plant and Equipment

Land, buildings, items under construction or development, furniture and fixtures, and equipment are recognized at cost less depreciation and occasional accumulated impairment losses. Professional fees and, for qualifying assets, borrowing costs capitalized pursuant to the Group's accounting policy are recognized as part of the costs of items under construction or development. Such items under construction or development are classified in the appropriate categories of property, plant and equipment when construction or development is complete and the item is ready for its intended use. Depreciation of these assets starts as soon as they are ready for their intended use, and depreciation occurs on the same basis as other property, plant and equipment assets.

Land does not depreciate.

Depreciation is recognized based on the estimated life of each asset on a straight-line basis; so that cost less residual amount after the useful life has elapsed can be written off in full (except for land and items under construction or development). Given the complex nature of the Group's IT and telecommunications systems, useful life estimates require considerable judgment and are inherently uncertain due to the fast-paced evolution of technology and practices in the industry, which could cause the early obsolescence of such systems. Estimated useful life, residual amounts, and depreciation methods are revised at the balance sheet date, and the effect of any change in estimates is recognized prospectively.

Assets held through financial lease are depreciated through the expected useful life, like owned assets, or through a shorter period, as applicable, pursuant to the terms of the lease agreement in question.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

An item of property, plant and equipment is written off on disposal or when there is no future benefit resulting from the continuing use of the asset. Any gain or loss from the sale or write-off of an item of property, plant and equipment, or refurbishing of furniture or equipment, is determined by the difference between amounts received in the sale and the book value of the asset, and it is recognized in the income.

2.13.   Intangible assets

2.13.1.  Intangible assets acquired separately

Intangible assets with a definite life mainly consist of software, and are recognized at cost less amortization and occasional accumulated impairment losses. Amortization is straight-lined based on the assets' estimated useful life. The estimated useful life and depreciation method are revised at the end of each reporting period, and the effect of any change in estimates is recognized prospectively. Intangible assets with an indefinite life, acquired separately, are recognized at cost less accumulated impairment losses.

2.13.2.  Write-off of intangible assets

An intangible asset is written off on disposal or when no future benefit will result from its use or disposal. Gains or losses from the write-off of an intangible asset, measured as the difference between net revenues from disposal and the book value of the asset, are recognized in the income when the asset is written-off.

2.14.   Impairment of tangible and intangible assets, excluding goodwill

At each balance sheet date, the Group revises the book value of its tangible and intangible assets to determine if there is any indication that such assets are impaired. If such indication exists, the recoverable amount of the asset is estimated to determine the extent of this impairment loss, if any. When it is not possible to separably estimate the recoverable amount of an asset, the Group calculates the recoverable amount of the cash generating unit the asset belongs to. When a reasonable and consistent allocation basis can be identified, corporate assets are also allocated to separate cash-generating units or to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite life or those not yet available for use are tested for impairment at least on a yearly basis and whenever there is any indication that the asset may be impaired.

The recoverable amount is the greater of an asset's fair value less costs to sell or value in use. To determine the value in use, estimated future cash flows are discounted to present value at a pre-tax discount rate that reflects the current market assessment of the time value of money and those risks specific to the asset for which future cash flow estimates have not been adjusted.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

If the recoverable amount of an asset (or cash-generating unit) is lower than its book value, the book value of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment loss is immediately recognized in the income.

When the impairment loss is subsequently reversed, the book value of the asset (or cash-generating unit) is increased to its revised estimated recoverable amount, provided that it does not exceed the book value that would have been determined if no impairment loss had been recognized for the asset (or cash-generating unit) in previous reporting periods. Impairment loss reversal is immediately recognized in profit or loss. The Company has no indication of impairment in its operations.

2.14.1.  Goodwill paid in expectation of future profitability

Goodwill is tested for impairment on a yearly basis (on August 31) or whenever circumstances indicate that the book value may be impaired.

2.15.   Provisions

Provisions are recognized for present obligations (legal or constructive) as a result of past events when a reliable estimate can be made of the amount of the obligations and when it is probable that they will be settled.  Provisions are measured at the present value of the estimated expenditure required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the obligation at the end of each reporting period, considering the obligation's risks and uncertainties. Where the effect of the time value of money is material, the book value of a provision corresponds to the present value of the cash outflows expected to be required to settle the obligation.

Where some or all of the economic benefits required to settle a provision are expected to be reimbursed by another party, an asset is recognized when, and only when, it is virtually certain that reimbursement will be received and the amount can be reliably measured.

The Group is party to several administrative and court proceedings. Provisions are accrued for all contingencies related to lawsuits when it is more probable than not that an outflow of resources may be necessary to settle the contingency/obligation and that a reliable estimate can be made. The assessment on the probability of loss includes the analysis of available evidence, the hierarchy of laws, the available jurisprudence, the latest decisions of courts of law and their relevance in the legal system, as well as the opinion of external legal advisers. The provisions are revised and adjusted to take into account changes in circumstances, such as the applicable expiration deadline, conclusions of fiscal inspections, or additional exposures that may be identified based on new matters or court decisions.

2.16.   Financial instruments

Financial assets and liabilities are recognized when an entity of the Group is a party to the contractual provisions of the instrument.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities (except for financial assets and liabilities recognized at fair value in the income) are added to or deducted from the fair value of the financial assets or liabilities, as applicable, after the initial recognition. Transaction costs directly attributable to the acquisition of financial assets and liabilities at fair value through the income statement are immediately recognized in the income.

2.17.   Financial assets

Financial assets are classified in the following specific categories: (i) financial assets at fair value through the income statement, (ii) held-to-maturity investments, (iii) available-for-sale financial assets, and (iv) loans and receivables. Classification depends on the nature and purpose of the financial assets and is determined at the initial recognition date. All regular purchases or sales of financial assets are recognized or written-off based on the trade date. A regular purchase or sale corresponds to a purchase or sale of financial assets that requires that the asset be delivered within a determined deadline, under a market practice or rule.

2.17.1.  Financial assets at fair value through the income statement.

Financial assets are classified at fair value through the income statement when they are held for trading or designated as at fair value through the income statement.

A financial asset is classified as held for trading if:

•            It was acquired for the purpose of selling in the short term; or

•            If on the initial recognition it is part of a portfolio of identified financial instruments that are managed together by the Group and for which there is evidence of a recent actual pattern of short-term profit-taking.

A financial asset, in addition to assets held for trading, may be designated as at fair value through the income statement on the initial recognition if:

•            Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•            The financial asset is part of a managed group of financial assets or liabilities or both and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy of the Group, and information about the group is provided internally on the same basis; or

•            It is part of a contract containing one or more embedded derivatives and IAS 39 – Financial Instruments: Recognition and Measurement (equivalent to Technical Pronouncement CPC 38) allows for the combined contract to be designated in its entirety as a financial asset or liability at fair value through the income statement.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

A gain or loss arising from a change in the fair value of a financial asset at fair value through the income statement is recognized in the income. Net gains or losses recognized in the income include dividends or interest derived from the financial asset and are included in "Other gains and losses" in the income statement. Fair value is determined as described in note 32.

2.17.2.  Held-to-maturity investments

Held-to-maturity investments correspond to non-derivative financial assets with fixed or determinable payments and with fixed maturity date the Group intends and is able to hold to maturity. After the initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment loss.

2.17.3.  Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets designated as available-for-sale or any other instruments that are not classified as: (a) loans and receivables, (b) held-to-maturity investments, or (c) financial assets at fair value through the income statement.

Changes in the book value of available-for-sale monetary financial assets related to changes in foreign exchange rates (see below), to interest income calculated using the effective interest rate method, and to dividends on investments in available-for-sale shares, are recognized in the income. Other changes in the book value of available-for-sale financial assets are recognized in "Other comprehensive income" and added to the "Investment revaluation reserve." When an investment is disposed of or is impaired, the gain or loss previously recognized in the "Investment revaluation reserve" is reclassified to the income.

Dividends on available-for-sale equity instruments are recognized in the income when the Group's right to receive them is established.

The fair value of available-for-sale monetary financial assets denominated in foreign currency is determined in the corresponding currency and translated using the exchange rate at the end of the reporting period. Exchange gains and losses recognized in the income are determined based on the amortized cost of the monetary asset. Other exchange gains and losses are recognized in "Other comprehensive income."

Available-for-sale equity instruments not quoted in an active market and whose fair value cannot be reliably measured, as well as the derivatives related to, and that must be settled through the delivery of, such non-quoted equity instruments are measured at cost less any impairment loss identified at the end of the reporting period.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

2.17.4.  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and that are not quoted in an active market. These are included in current assets, except for those maturing in over 12 months from the balance sheet date, which are classified as non-current assets.

Loans and receivables (including accounts receivable from customers and other, and cash and cash equivalents) are measured at amortized cost using the effective interest rate method, less any impairment loss.

Interest income is recognized using the effective interest rate method, except for short-term credits when recognition of interest would be immaterial.

2.18.   Financial liabilities and equity instruments

2.18.1.  Financial liabilities

Financial liabilities are classified as "Financial liabilities at fair value through the income statement" or "Other financial liabilities."

2.18.1.1.      Financial liabilities at fair value through the income statement

Financial liabilities are classified at fair value through the income statement when they are held for trading or designated as at fair value through the income statement. A financial liability is classified as held for trading if:

•           It was acquired principally for the purpose of selling in the short term; or

•           It is part of a portfolio of identified financial instruments that are managed together by the Group and for which there is evidence of a recent actual pattern of short-term profit-taking.

A financial liability not held for trading may be designated as at fair value through the income statement on the initial recognition if:

•           Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•           It is part of a managed group of financial assets or liabilities or both and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy of the Group, and information about the group is provided internally on the same basis; or

•           It is part of a contract containing one or more embedded derivatives and IAS 39 – Financial Instruments: Recognition and Measurement (equivalent to Technical Pronouncement CPC 38) allows for the combined contract to be designated in its entirety as a financial asset or liability at fair value through the income statement.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

A gain or loss arising from a change in the fair value of a financial liability at fair value through the income statement is recognized in the income. Net gains or losses recognized in the income include interest paid on the financial liability and are included in "Other gains and losses" in the income statement. Fair value is determined as described in note 32.

2.18.1.2.      Other financial liabilities

Other financial liabilities (including borrowings) are measured at amortized cost.

2.18.1.3.      Write off of financial liabilities

The group writes off a financial liability only when the obligation is discharged or canceled or expires. The difference between the book value of the written-off financial liability and the consideration paid and payable is recognized in the income.

2.19.   Treasury shares

Reacquired own equity instruments (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the book value and the consideration is recognized in other capital reserves.

2.20.   Reacquisition of shares

When the Company reacquires its own shares, the amount of the consideration paid, including directly attributable costs is recognized as a deduction from equity with treasury shares.

2.21.   Costs and expenses

Operating costs and expenses are recognized on an accrual basis and include mainly personnel expenses.

2.22.   Financial revenues and expenses

Financial revenues and expenses derive mainly from interest and monetary restatement on financial investments, borrowings and leases, all of them recognized on an accrual basis.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

2.23.   Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. For the Group, cash and cash equivalents include (i) cash on hand, (ii) demand deposits, and (iii) financial investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent when it has a short maturity of, for example, three months or less from the date of acquisition.

2.24.   Accounts receivable from customers and Allowance for Doubtful Accounts

Accounts receivable are initially recognized at fair value, which usually represents the amounts billed, and subsequently recognized at balances less a provision for impairment losses. The allowance for doubtful accounts is formed when there is objective evidence, in addition to any guarantee that may have been provided by the customer, that the Group will not be able to collect all amounts owed, according to the initial conditions of credits receivable. Financial difficulties of the customer, probability that the customer will enter bankruptcy or other financial reorganization, and lack of payment are considered indicators that the 'accounts receivable' will be compromised. The amount of the provision is the difference between the book value of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement as 'selling, general and administrative expenses.' When an invoice is uncollectible, it is amortized in the amount of the accounts receivable. Subsequent recoveries of previously amortized amounts are credited to 'selling, general and administrative expenses' in the income statement.

2.25.   Deposits with court

There are cases where the Group challenges the legitimacy of certain liabilities or lawsuits brought against it. Therefore, following a court order or a Management strategy, the amounts challenged may be deposited with court and not construe a settlement of the liability, allowing for the Group to keep on challenging the lawsuits. In these situations, even though the deposits are still assets of the Group—and adjusted for inflation (note 19)—the amounts shall only be released against a final court decision that is favorable to the Group. Deposits with court are treated as investment activities in the statement of cash flow.

2.26.   Borrowings and financing

Borrowings are initially recognized when funds are received, net of transaction costs. Subsequently, borrowings and financing are recorded at amortized cost, i.e., plus charges and interest proportionate to the period incurred (note 15).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

2.27.   Payroll and related charges

Amounts related to vacation payable to employees are provisioned proportionately to the vesting period, and include the corresponding charges.

Contax has a profit-sharing program for all employees, pursuant to an agreement executed with the Interstate Federation of Telecommunications Workers (FITTEL). This profit-sharing program is based on the increase in operating gains and on individual performance, with the participation of all employees.

2.28.   Accounts payable

Payment to suppliers is initially recognized at fair value, and is usually represented by invoiced amounts.

2.29.   Payment of dividends

Minimum compulsory dividend is recognized as a liability at the end of each reporting period. Dividends that exceed the minimum compulsory dividend are accounted for in a special line in the statement of changes in shareholders’ equity, and are not recognized as a liability until they are approved at the Company's general shareholders' meeting.

2.30.   Statement of Value Added ("DVA")

The purpose of this statement is to evidence the wealth created by the Company and the distribution of this wealth throughout a period of time, and it is presented, pursuant to the Brazilian Corporate Law, as part of the separate financial statements and as supplementary information to the consolidated financial statements, since it is not provided for by nor mandatory according to the IFRS.

The DVA was prepared based on information from the accounting records used in the preparation of the financial statements and under the provisions in Technical Pronouncement CPC 09 – Statement of Value Added (DVA). The first part of this statement shows the wealth created by the Company, represented by the revenues (gross revenue from services provided, including taxes on revenue; other revenues, and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of services provided and acquisition of materials, energy, and third-party services, including the taxes levied upon acquisition, effects of impairment losses, depreciation and amortization), and the value added received from third parties (equity accounting result, financial income and other revenues). The second part of the DVA consists of the distribution of wealth among personnel, taxes, fees and contributions, third-party return on investment, and own return on investment.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

3.        KEY ACCOUNTING JUDGMENTS AND SOURCES OF UNCERTAINTIES IN ESTIMATES

In applying the Group's accounting policies (note 2), Management must make judgments and prepare estimates regarding the book value of assets and liabilities that are not easily obtained from other sources. Estimates and assumptions are based on historical experience and other factors considered significant. Actual results may differ from these estimates.

Underlying estimates and assumptions are continually revised. Effects of revisions to accounting estimates are recognized in the period such estimates are revised, if the revision affects only this period, or also in subsequent periods, if the revision affects both the present and future periods.

3.1.       Main judgments in applying accounting policies

Below we present the main judgments, except for those involving estimates (note 2), made by Management during the application of the Group's accounting policies and that significantly affect the amounts recognized in the financial statements.

3.1.1.      Revenue recognition

The Group recognizes revenue on an accrual basis, when services are provided, except for some performance-based services, which are recognized after measurement and acceptance by the customer. Most contract revenues are calculated based on indicators such as number of workstations, conversation time, and performance goals. Revenue is calculated based on information available in the Information Technology (IT) systems regarding the volume of data services provided to each customer. Revenues from performance-based services are calculated based on data available in the IT systems of the Company and of its customers. Additionally, we usually appoint operations managers to revise, reconcile and discuss these indicators with customers. Some revenue adjustments are recorded after these discussions.

3.1.2.      Held-to-maturity financial assets

Management has revised the Group's financial assets in conformity with capital maintenance and liquidity requirements, and confirmed its intention and capacity to hold these assets to maturity. The book value of held-to-maturity financial assets is R$123,212 (R$73,726 and R$16,132 on December 31 and January 1, 2009, respectively). Details on these assets are provided on note 32.

3.1.3.      Operating Lease Commitments – Group as a Lessor

The Group has contracted commercial leases for computer equipment and furniture. The Group has determined, based on an assessment of the terms and conditions of the contracts, that all significant risks and rewards of ownership of such assets lie with the Group; therefore, the Group accounts for the contracts as operating leases.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

3.2.       Main sources of uncertainties in estimates

Below we present the main assumptions regarding the future and other main sources of uncertainties in estimates at the end of each reporting period, which may lead to significant adjustments in the book value of assets and liabilities in the following reporting period.

3.2.1.      Impairment of goodwill

To determine if goodwill is impaired, it is necessary to estimate the value in use of the cash-generating unit goodwill was allocated to. The calculation of the value in use requires that Management estimate the future cash flow expected to be derived from the cash-generating unit, and the appropriate discount rate for the present value to be calculated.

The book value of goodwill on December 31, 2010 was R$49,081.

3.2.2.      Useful life of property, plant and equipment items

As described in note 12, the Group revises the estimated useful life of property, plant and equipment items on a yearly basis, at the end of each reporting period. For this reporting period, Management has determined that the useful lives of property, plant and equipment items were appropriate and required no adjustments.

3.2.3.      Assessment of financial instruments

As described in note 2, the Group uses assessment techniques that include information that is not based on apparent market data to estimate the fair value of certain types of financial instruments. Note 32 provides further detail on the main assumptions used in the determination of the fair value of financial instruments, as well as the sensitivity analysis of these assumptions.

Management believes the chosen assessment techniques and the assumptions used are adequate to determine the fair value of the financial instruments.

3.2.4.      Impairment Loss of non-Financial Assets

An impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculation of fair value less costs to sell is based on available information on sale transactions for similar assets or market prices less additional costs to dispose of such asset. The calculation of the value in use is based on the discounted cash flow model. Cash flows derive from the budget for the next 5 years and do not include reorganization activities the Group has not committed with yet, or significant future investments that will improve the asset base of the cash-generating unit being tested for impairment. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as to expected future cash flows to be received, and to the growth rate used for extrapolation purposes. The main assumptions used to determine the recoverable value of the cash-generating unit, including the sensitivity analysis, are further detailed on note 2.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

3.2.5.      Share-based Payment Transactions

The Group measures the cost of share-settled transactions with executives based on the fair value of the equity instruments at the grant date. The estimated fair value of share-based payments requires that the most suitable assessment model be determined for the granting of equity instruments, which depends on the terms and conditions of the grant. This also requires that the most appropriate data be determined for the assessment model, including the expected life of the option, volatility and dividend yield, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are reported on note 33.

3.2.6.      Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the value and timing of future taxable results. Given the long-term nature and the complexity of existing contracts, differences between the actual results and the assumptions adopted or future changes in such assumptions could require future adjustments to the tax income and expense already recorded. The Group forms provisions, based on applicable estimates, for possible consequences of auditing by tax authorities of the respective jurisdictions where it operates. The amount of such provisions is based on several factors, such as prior experiences with fiscal audits and different interpretations of the tax regulations by the taxable entity and by the tax authority in question. Such differences in interpretation may arise for the most diverse matters, depending on the conditions in force in the respective domicile of the Group's entity.

3.2.7.      Deferred and recoverable income tax and social contribution

The Group records assets related to deferred taxes resulting from temporary differences between the book value of assets and liabilities and their tax bases. Deferred tax assets are recognized to the extent that the Group expects to generate sufficient taxable profit based on projections and forecasts prepared by Management. Such projections and forecasts include several assumptions regarding the Group's performance, foreign exchange rates, volume of services, other rates and factors that may differ from present estimates.

Under the current Brazilian tax legislation, tax losses do not expire for utilization. However, cumulative tax losses can only be offset by up to 30.0% of the annual taxable profit. For further detail on deferred taxes, please refer to note 9.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

3.2.8.      Measurement at fair value of a contingent consideration

Contingent consideration in a business combination is measured at fair value on the date of acquisition as part of the business combination. If the contingent consideration is classified as a derivative, and, therefore, a financial liability is recognized, it must be subsequently remeasured at fair value on the balance sheet date. The fair value is based on the discounted cash flow. The main assumptions take into account the probability of meeting each goal and the discount factor.

3.2.9.      Provisions for Tax, Civil and Labor Risks

The Group recognizes a provision for tax, civil and labor lawsuits. The assessment on the probability of loss includes an analysis of available evidence, the hierarchy of laws, the available jurisprudence, the latest decisions of courts of law and their relevance in the legal system, as well as the opinion of external legal advisers. The provisions are revised and adjusted to take into account changes in circumstances, such as the applicable expiration deadline, conclusions of fiscal audits, or additional exposures that may be identified based on new matters or court decisions.

3.2.10.  Contingencies

The preparation of the financial statements requires that Management makes estimates and assumptions on contingencies that affect the Group's overall financial condition or that relate to changes in the actual value of liabilities at the financial statement date for expenses that arise during the reporting period. Such contingencies include those related to the lawsuits mentioned in note 19 to the financial statements.

Provisions for contingencies are recognized for "probable loss" amounts, as determined by Management based on the opinion of our lawyers and external legal advisers on pending matters. Management continually revises the provisions for contingencies based on material changes in facts, circumstances and events, such as court decisions that may affect estimates, which could have a material effect on our results of operations and shareholders' equity. Management believes the present provisions for contingencies are adequate, but there is no guarantee that these factors will not change in the future.

3.2.11.  Provisions for payroll and related charges

Payroll and related charges are the most representative costs of the Group's operations, and are calculated and recorded in provisions according to the payroll. Payroll and related charges include salaries, paid vacation, Christmas bonus (13th  salary), social charges, profit-sharing plan for employees, and taxes on payroll, most of which is determined by the Brazilian labor law.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The provision for paid vacation considers that each employee has the right to thirty (30) paid vacation days per year, corresponding to 133.3% of the monthly salary. The Group accrues a monthly provision for paid vacation until the benefit is paid, i.e., when the employees use their vacation. A monthly provision equivalent to one twelfth (1/12) of the monthly salary of each employee is accrued in the 13th salary provision until such benefit is paid. Benefits such as transportation and meal vouchers are recognized as expense on a monthly basis, when provided to employees.

The variable compensation plan paid to employees is based on performance (financial and quality goals), and on individual goals of each employee, determined on a yearly basis. This provision is accrued on a monthly basis and recalculated at the end of the reporting period based on the best estimates of the goals met, as provided for in the annual budget. However, the final overall amount to be recorded is analyzed and approved by the Board of Directors.

4.        EFFECTS OF THE ADOPTION OF THE IFRS AND OF NEW TECHNICAL PRONOUNCEMENTS, INTERPRETATIONS AND GUIDANCE ISSUED BY THE CPC

4.1.       Effects of the adoption of the IFRS on the consolidated financial statements

4.1.1.      IFRS application

In all previous years, including the fiscal year ended on December 31, 2009, the Group prepared its consolidated financial statements pursuant to the generally accepted accounting principles in Brazil (BR GAAP), which include (i) the provisions in Law 6,404/76 (Brazilian Corporate Law), amended by Laws 11,638/07 and 11,941/09; (ii) Technical Pronouncements, Interpretations and Guidance issued by the CPC; and (iii) Rules and Resolutions issued by the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Independent Auditors Institute (Ibracon) effective through December 31, 2009.

The consolidated financial statements, prepared under the IFRS, had already been prepared by the Company and presented to the Securities and Exchange Commission (SEC) of the United States, for the years ended December 31, 2009 and 2008. Therefore, the opening balance according to the IFRS is January 1st 2007. For the measurement of the adjustments in opening balances and the preparation of the balance sheet at transition date, the Company applied the mandatory exceptions and certain optional exemptions for retrospective application provided for in IFRS 1 – First-time Adoption of IFRS (equivalent to Technical Pronouncement CPC 37(R1)). Management's judgment regarding optional exemptions and mandatory exceptions for the first-time adoption of the new pronouncements applicable to the Group are described below:

Optional exemptions applicable to the Group

Property, plant and equipment at fair value: the Group has chosen not to remeasure its property, plant and equipment assets at fair value (deemed cost) at transition date, and instead kept the assets based on their historical acquisition cost.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Mandatory exceptions applicable to the Group

Estimates: estimates used in accounting principles applied after the balance sheet's opening date must not be adjusted at the transition date, except if they represent a change in accounting policy or there is evidence that those estimates were in error. The Group has maintained the estimates used before the balance sheet's opening date because it understands such estimates are consistent.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

4.1.2.      Reconciliation of prior accounting practices

a)         Effects of the adoption of the IFRS on the consolidated balance sheet

	Consolidated
	On 01/01/2009			On 12/31/2009

Description	Previous BR GAAP	Effect of IFRS adoption	IFRS and BR GAAP	Previous BR GAAP	Effect of IFRS adoption	IFRS and BR GAAP

ASSETS

CURRENT ASSETS
Cash and cash equivalents	355,928	-	355,928	357,853	-	357,853
Accounts receivable	102,134	-	102,134	128,486	-	128,486
Recoverable taxes	57,448	(55,504)	1,944	73,333	(69,660)	3,673
Prepaid expenses and other assets	8,573	-	8,573	18,650	-	18,650
Total current assets	524,083	(55,504)	468,579	578,322	(69,660)	508,662

NON-CURRENT ASSETS
Court deposits	35,338	-	35,338	53,382	-	53,382
Financial investments held to maturity	-	-	-	26,590	-	26,590
Recoverable taxes	25,346	(18,077)	7,269	26,917	(18,339)	8,578
Deferred taxes	-	32,430	32,430	-	28,773	28,773
Credits receivable	17,530	-	17,530	11,425	-	11,425
Other assets	1,122	-	1,122	1,344	-	1,344
Property, plant and equipment	304,800	2,900	307,700	352,473	-	352,473
Other intangible assets	84,467	-	84,467	80,446	-	80,446
Total non-current assets	468,603	17,253	485,856	552,577	10,434	563,011

TOTAL ASSETS	992,686	(38,251)	954,435	1,130,899	(59,226)	1,071,673

LIABILITIES

CURRENT LIABILITIES
Loans and financing	14,219	-	14,219	55,070	-	55,070
Suppliers	76,847	-	76,847	77,033	-	77,033
Payroll and related charges	181,924	-	181,924	197,818	-	197,818
Commercial leasing	16,086	-	16,086	10,118	-	10,118
Taxes payable	68,749	(46,477)	22,272	92,703	(59,226)	33,477
Dividends payable	51,364	(28,053)	23,311	92,190	(59,403)	32,787
Onlend to shareholders	-	16,850	16,850	-	16,331	16,331
Other liabilities	2,204	-	2,204	31,248	1	31,249
Total current liabilities	411,393	(57,680)	353,713	556,180	(102,297)	453,883

NON-CURRENT LIABILITIES
Loans and financings	203,750	-	203,750	149,521	-	149,521
Contingent liabilities and contingent assets	64,151	-	64,151	59,921	-	59,921
Leasing	9,884	-	9,884	3,899	-	3,899
Taxes payable	1,787	-	1,787	944	-	944
Onlend to shareholders	16,850	(16,850)	-	16,331	(16,331)	-
Other liabilities	94	-	94	-	-	-
Total non-current liabilities	296,516	(16,850)	279,666	230,616	(16,331)	214,285

TOTAL LIABILITIES	707,909	(74,530)	633,379	786,796	(118,628)	668,168

CAPITAL AND RESERVES
Capital stock	223,873	-	223,873	223,873	-	223,873
Capital reserve	9,282	-	9,282	19,639	-	19,639
Profit reserves	110,475	16,626	127,101	109,831	-	109,831
Treasury Shares	(49,848)	-	(49,848)	(10,686)	-	(10,686)
Retained earnings (losses)	(11,084)	19,653	8,569	-	-	-
Proposal for additional dividend distribution	-	-	-	-	59,403	59,403
Shareholders' equity attributable to the owners of the parent company	282,698	36,279	318,977	342,657	59,403	402,060

Minority interest	2,079	-	2,079	1,446	(1)	1,445

Total shareholders' equity	284,777	36,279	321,056	344,103	59,402	403,505

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	992,686	(38,251)	954,435	1,130,899	(59,226)	1,071,673

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

b)        Reconciliation of consolidated shareholders' equity

Consolidated

Balance on January 1, 2009 (prior BR GAAP)	282,698

Details of the adjustments to the new policies:
Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to IAS 20 (1)	11,428

Proposed dividends for previous years and only declared after fiscal year 2009 (1)	16,626

Leasing, net of deferred tax effects (2)	8,225

Minority interest (3)	2,079

Balance on January 1, 2009 (IFRS and BR GAAP)	321,056

Balance on December 31, 2009 (previous BR GAAP)	342,657

Details of the adjustments to the new policies:
Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to IAS 20 (1)	59,403

Minority interest (3)	1,445

Balance on December 31, 2009 (IFRS and BR GAAP)	403,505

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

c)         Effect of the adoption of the IFRS on the consolidated income statement and cash flows

Income Statement:

	Consolidated
Description	2009 Previous BR GAAP	Effect of IFRS adoption	2009 IFRS and BR GAAP

Continued operations
Net operating revenue	2,161,019	-	2,161,019

Cost of services rendered	(1,757,272)	(2,892)	(1,760,164)

Gross operating income	403,747	(2,892)	400,855

Operating income (expenses)
Selling	(27,709)	-	(27,709)
General and Administrative	(130,707)	(8)	(130,715)
Management fees	(7,879)	-	(7,879)
Financial, net	(15,391)	-	(15,391)
Other operating expenses, net	(13,440)	-	(13,440)
	(195,126)	(8)	(195,134)
Operating income before income tax
and social contribution	208,621	(2,900)	205,721

Income tax and social contribution:
Current	(70,998)	-	(70,998)
Deferred	1,659	(5,325)	(3,666)

Net income for the year from continued operations	139,282	(8,225)	131,057

Net income for the year	139,282	(8,225)	131,057

Net income attributable to:
Owners of the parent company	139,282	(8,225)	131,057
Minority interest	634	-	634
	139,916	(8,225)	131,691

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Statement of Cash Flow:

	Consolidated
	2009 previous BR GAAP	Effect of IFRS adoption	2009 IFRS and BR GAAP

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year from continued operations	139,916	(8,225)	131,691
Net Income adjustments:
Depreciation and amortization	113,510	2,901	116,411
Loss in the sale of property, plant and equipment	1,710	-	1,710
Expenses with provision for contingencies	1,874	-	1,874
Deferred income tax	(1,659)	5,325	3,666
Net gain (loss) with monetary variation and interest rates	(1,890)	-	(1,890)
Recognized expenses from share-based payments settled with equity instruments	9,995	-	9,995
Interest expenses on loans and financings	31,015	-	31,015
Minority interest	(634)	-	(634)

Changes in current capital:
Accounts receivable	(26,352)	1	(26,351)
Prepaid expenses	(10,496)	2,437	(8,059)
Recoverable taxes	(15,479)	12,759	(2,720)
Other assets	420	(2,437)	(2,017)
Payroll and related charges	15,894	-	15,894
Suppliers	186	-	186
Taxes payable	23,112	(12,750)	10,362
Other liabilities	28,794	(11)	28,783
Interest expenses on loans and financing	(31,130)	-	(31,130)

Net cash from (used in) operating
activities	278,786	-	278,786

CASH FLOW FROM INVESTMENT
ACTIVITIES

Earnings for the sale of property, plant and equipment	27	-	27
Acquisition of property, plant and equipment	(158,901)	-	(158,901)
Court deposits	(16,487)	-	(16,487)
Non-current financial investments	(26,590)	-	(26,590)

Net cash from (used in) investment
activities	(201,951)	-	(201,951)

CASH FLOW FROM FINANCING
ACTIVITIES

Payment of commercial leasing	(11,674)	-	(11,674)
Payment of BNDES financing	(13,542)	-	(13,542)
Dividends paid	(49,380)	-	(49,380)
Share buyback	(314)	-	(314)

Cash used in (invested in) financing activities	(74,910)	-	(74,910)

Net increase in cash and cash equivalents	1,925	-	1,925

Cash and cash equivalents at the beginning of the year	355,928	-	355,928
Cash and cash equivalents at the end of the year	357,853	-	357,853

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

d)       Reconciliations of consolidated income

Consolidated
2009

Net income before minority interest (previous BR GAAP)	139,282

Details of the adjustments to the new policies:
Leasing, net of deferred tax effects (2)	(8,225)

Net income before minority interest	131,057

Minority interest	634

Net income for the year (BR GAAP and IFRS)	131,691

e)        Notes to the reconciliations

(1)     Under IFRS (IAS 20), proposed dividends are recognized as liability in the relevant reporting period, regardless of when they are declared, and special dividends are allocated to a special line in the statement of changes in shareholders’     equity. Dividends in excess of the minimum mandatory dividend for fiscal year 2009 were recognized as adjustment for the first-time adoption of the IFRS in the statement of changes in shareholders’ equity, and reversed from the dividends payable account in the 2009 balance sheet, where they were originally presented under the prior rules.

(2)     The Company conducted the process of revision of its property, plant and equipment depreciation rates in the fiscal year ended December 31, 2008. After the preparation of its financial statements in accordance with the International Financial Reporting Standards (IFRS), the Management verified that certain depreciation effects related to certain leasing agreements had not been correctly calculated when compared with the revised rates of depreciation of assets equivalent to its property, plant and equipment and recognized in accordance with the BR GAAP. Therefore, since the values are not significant, the Company recognized such items for the purposes of IFRS only in the results for the 2009 fiscal year.

(3)     Minority interests are presented as an integral part of the shareholders' equity, as determined by IFRS (IAS 1).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

4.2.       Effects of the adoption of the new Technical Pronouncements, Guidance, and Interpretations issued by the CPC on the separate financial statements

4.2.1.      Adoption of new accounting principles in Brazil

In the preparation of the separate financial statements (identified as Parent Company), the Company adopted all Technical Pronouncements, Guidance, and Interpretations issued by the CPC and approved by the CVM, which together with the accounting principles included in the Brazilian Corporate Law are referred to as the generally-accepted accounting principles in Brazil (BR GAAP).

The Company applied the accounting policies described in note 2 to all reported periods, including the opening balance sheet on January 1st, 2009. To measure the adjustments and for the preparation of the opening balance sheet, the Company applied the requirements of CPC 43(R1) – First-time Adoption of Technical Pronouncements CPC 15 to 40, adjusting its separate financial statements in such a manner that they produced, upon consolidation, the same amounts of shareholders' equity attributable to the parent company's owners, and income in relation to the consolidation prepared under IFRS (IFRS 1) and CPC 37(R1) – First-time Adoption of International Accounting Standards. For that purpose, the Company adjusted the separate financial statements for the adoption of the IFRS in the consolidated financial statements, as explained in note 2 above. This procedure was adopted so that the same income and shareholders' equity attributable to the parent's owners was obtained in the separate and consolidated financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

4.2.2.      Reconciliation for prior accounting practices

a)         Effects of the adoption of the new accounting practices adopted in Brazil in the individual balance sheet

	Parent Company
	on 01/01/2009			on 12/31/2009

Description	Previous BR GAAP	Effects of new CPCs adoption	BR GAAP	Previous BR GAAP	Effects of new CPCs adoption	BR GAAP

ASSETS

CURRENT ASSETS
Cash and cash equivalents	16,132	-	16,132	47,136	-	47,136
Recoverable taxes	30	-	30	956	-	956
Dividends receivable	148,744	(126,323)	22,421	141,682	(106,261)	35,421
Total current assets	164,906	(126,323)	38,583	189,774	(106,261)	83,513

NON-CURRENT ASSETS
Financial investments held to maturity	-	-	-	26,590	-	26,590
Recoverable taxes	4,737	-	4,737	5,091	-	5,091
Deferred taxes	952	-	952	837	-	837
Investments in subsidiaries	221,886	134,548	356,434	229,343	106,261	335,604
Total non-current assets	227,575	134,548	362,123	261,861	106,261	368,122

TOTAL ASSETS	392,481	8,225	400,706	451,635	-	451,635

LIABILITIES

CURRENT LIABILITIES
Suppliers	29	-	29	150	-	150
Payroll and related charges	42	-	42	52	-	52
Taxes payable	56	-	56	255	-	255
Dividends payable	51,365	(28,054)	23,311	92,190	(59,403)	32,787
Onlend to shareholders	-	16,850	16,850	-	16,331	16,331
Other liabilities	239	-	239	-	-	-
Total current liabilities	51,731	(11,204)	40,527	92,647	(43,072)	49,575

NON-CURRENT LIABILITIES
Private debentures	40,153	-	40,153	-	-	-
Onlend to shareholders	16,850	(16,850)	-	16,331	(16,331)	-
Other liabilities	1,049	-	1,049	-	-	-
Total non-current liabilities	58,052	(16,850)	41,202	16,331	(16,331)	-

TOTAL LIABILITIES	109,783	(28,054)	81,729	108,978	(59,403)	49,575

CAPITAL AND RESERVES
Capital stock	223,873	-	223,873	223,873	-	223,873
Capital reserve	9,282	-	9,282	19,639	-	19,639
Profit reserves	110,475	16,626	127,101	109,831	-	109,831
Treasury Shares	(49,848)	-	(49,848)	(10,686)	-	(10,686)
Retained earnings (losses)	(11,084)	19,653	8,569	-	-	-
Proposal for additional dividend distribution	-	-	-	-	59,403	59,403
Total shareholders' equity	282,698	36,279	318,977	342,657	59,403	402,060

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	392,481	8,225	400,706	451,635	-	451,635

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

b)        Reconciliation of the Parent Company’s shareholders’ equity

Parent Company

Balance on January 1, 2009 (previous BR GAAP)	282,698

Details of the adjustments to the new policies:
Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to ICPC 08 (1)	11,428

Proposed dividends for previous years and only declared after fiscal year 2009 (1)	16,626

Leasing, net of deferred tax effects (2)	8,225

Balance on January 1, 2009 (BR GAAP)	318,977

Balance on December 31, 2009 (previous BR GAAP)	342,657

Details of the adjustments to the new policies:
Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to ICPC 08 (1)	59,403

Balance on December 31, 2009 (BR GAAP)	402,060

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

c)         Effect of the adoption of the International Financial Reporting Standards (IFRS) on the consolidated statements of income and of cash flow

Income Statement:

	Parent company
Description	2009 previous BR GAAP	Effects of the adoption of the new CPCs	2009 BR GAAP

Operating income (expenses)
General and Administrative	(11,773)	-	(11,773)
Management fees	(1,555)	-	(1,555)
Equity in subsidiaries	149,139	(8,225)	140,914
Financial income	5,954	-	5,954
Financial expenses	(1,403)	-	(1,403)
Other operating expenses, net	(86)	-	(86)
	140,276	(8,225)	132,051
Operating income before income tax
and social contribution	140,276	(8,225)	132,051

Income tax and social contribution:
Current	(245)	-	(245)
Deferred	(115)	-	(115)

Net income for the year from continued operations	139,916	(8,225)	131,691

Net income for the year	139,916	(8,225)	131,691

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Statement of cash flow:

	Parent company
Description	2009 previous BR GAAP	Effects of the adoption of the new CPCs	2009 BR GAAP

CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year from continued operations	139,916	8,225	131,691
Net Income adjustments:
Equity in subsidiaries	(149,139)	(8,225)	(140,914)
Deferred income tax	115	-	115
Net gain (loss) with monetary variation and interest rates	(726)	-	(726)
Recognized expenses from share-based payments settled with equity instruments	9,995	-	9,995
Interest expenses on loans and financings	1,090	-	1,090

Changes in current capital:
Recoverable taxes	(350)	-	(350)
Payroll and related charges	5	-	5
Suppliers	121	-	121
Taxes payable	199	-	199
Other liabilities	(485)	-	(485)
Interest expenses on loans and financing	(1,279)	-	(1,279)

Net cash from (used in) operating
activities	(538)	-	(538)

CASH FLOW FROM INVESTMENT
ACTIVITIES

Non-current financial investments	(26,590)	-	(26,590)
Dividends received	148,743	-	148,743

Net cash from (used in) investment
activities	122,153	-	122,153

CASH FLOW FROM FINANCING
ACTIVITIES

Debentures	(40,000)	-	(40,000)
Loans with related companies - current	(917)	-	(917)
Dividends paid	(49,380)	-	(49,380)
Share buyback	(314)	-	(314)

Cash used in (invested in) financing activities	(90,611)	-	(90,611)

Net increase in cash and cash equivalents	31,004	-	31,004

Cash and cash equivalents at the beginning of the year	16,132	-	16,132
Cash and cash equivalents at the end of the year	47,136	-	47,136

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

d)        Reconciliation of income:

Parent Company
2009

Net income for the year (previous BR GAAP)	139,916

Details of the adjustments to the new policies:
Leasing, net of deferred tax effects (2)	(8,225)

Net income for the year (BR GAAP)	131,691

e)         Notes to the reconciliations

(1)     According to the BR GAAP (ICPC 08), proposed dividends are recognized as liabilities in the period they are related to, regardless of when they are declared, whereas the excess dividends are recorded in a special line on the statement of changes in shareholders’ equity. Dividends exceeding the minimum mandatory amount for 2009 were recognized as adjustment for the first-time adoption of the IFRS on the statement of changes in shareholders’ equity and were reverse from the dividends payable account in the 2009 balance sheet, in which they were originally presented according to the prior rules.

(2)     The Company conducted the process of revision of its property, plant and equipment depreciation rates in the fiscal year ended December 31, 2008. After the preparation of its financial statements in accordance with the International Financial Reporting Standards (IFRS), the Management verified that certain depreciation effects related to certain leasing agreements had not been correctly calculated when compared with the revised rates of depreciation of assets equivalent to its property, plant and equipment and recognized in accordance with the BR GAAP. Therefore, since the values are not significant, the Company recognized such items for the purposes of IFRS only in the results for the 2009 fiscal year.

4.3.       Deemed Cost

As allowed by CVM Rule 619/09, which approved Technical Interpretation ICPC 10 – Clarifications on the Technical Pronouncements CPC 27 – Property, Plant and Equipment and CPC 28 – Property for Investment, the Company decided not to assess its property, plant and equipment at fair value as deemed cost, taking into account that (i) the cost method, minus depreciation and provision for losses (where applicable), best reflects the economic value of its property, plant and equipment, and (ii) the Company does not hold operations that require long-term property, plant and equipment, which have a materially higher difference between the book criteria currently used by the Company and the deemed cost.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

4.4.       Effects of the adoption of the IFRS and the new Technical Pronouncements, Interpretations and Guidelines issued by CPC on the Quarterly Information (ITR) for the periods ended March 31, June 30 and September 30, 2010 and 2009.

On January 25, 2011, CVM enacted its Rule no. 656, changing CVM Rule 603/09 and granting the publicly-held companies additional term to present again their 2010 and 2009 quarterly information (ITR), which should fully comply with the rules effective in 2010. This should also be valid for the presentation of the Quarterly Information for the quarter ended March 31, 2011.

The Company’s Management decided to use this additional term and, to comply with the mandatory application set forth in CVM Rule 656/2011, is disclosing the reconciliation for shareholders’ equity for every quarter in 2010 and 2009, taking into consideration the amounts originally presented, the adjustments calculated and the balances adjusted to the application of the new CPCs.

This quarterly information was subject to the special review procedures of the Company’s independent auditors according to CVM’s requirements for the quarterly information (Ibacon NPA 06 – Special Review of the Quarterly Information for Publicly-Held Companies), including the adjustments made after the adoption of the new accounting practices which, therefore, has not been subject to audit procedures.

The adoption of the CPCs and the IFRS impacted the Company’s result (Parent Company and Consolidated) only in 2009; therefore the reconciliation of income for each quarter of 2010 will not be presented.

Below is the reconciliation of the Company’s shareholders’ equity (Parent Company and Consolidated) for each quarter of 2010 and 2009 and the net income for each quarter of 2009, respectively:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Shareholders’ Equity:

	Parent Company
Quarterly Information - ITR	09.30.2010	06.30.2010	03.30.2010

Balance according to the accounting practices effective in 2009 (previous BR GAAP)	408,256	394,694	370,940

Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to ICPC 08	-	-	59,403

Saldo conforme prática contábil vigente 2010 (BR GAAP)	408,256	394,694	430,343

	Parent Company
Quarterly Information - ITR	09.30.2010	06.30.2010	03.30.2010

Balance according to the accounting practices effective in 2009 (previous BR GAAP)	370,074	328,898	298,714

Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to ICPC 08	-	-	28,054

Leasing, net of deferred tax effects	2,057	2,057	2,057

Balance according to the accounting practices effective in 2010 (BR GAAP)	372,131	330,955	328,824

	Consolidated
Quarterly Information - ITR	09.30.2010	06.30.2010	03.30.2010

Balance according to the accounting practices effective in 2009 (previous BR GAAP)	408,256	394,694	370,940

Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to IAS 20	-	-	59,403

Minority interest	1,810	1,583	1,543

Balance according to the accounting practices effective in 2010 (IFRS and BR GAAP)	410,066	396,277	431,886

	Consolidated
Quarterly Information - ITR	09.30.2010	06.30.2010	03.30.2010

Balance according to the accounting practices effective in 2009 (previous BR GAAP)	370,074	328,898	298,714

Portion of dividends exceeding the minimum mandatory dividends not recognized as legal liabilities according to IAS 20	-	-	28,054

Leasing, net of deferred tax effects	2,057	2,057	2,057

Minority interest	1,492	1,615	1,824

Balance according to the accounting practices effective in 2010 (IFRS and BR GAAP)	373,623	332,569	330,648

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Net Income

	Parent Company
Quarterly Information - ITR	09.30.2010	06.30.2010	03.30.2010

Net income for the quarter (previous BR GAAP)	32,204	29,773	15,307

Details of the adjustments to the new policies:
Leasing, net of deferred tax effects	(2,057)	(2,057)	(2,057)

Net income for the quarter (BR GAAP)	30,147	27,716	13,250

	Consolidated
Quarterly Information - ITR	09.30.2010	06.30.2010	03.30.2010

Net income before minority interest (previous BR GAAP)	32,204	29,773	15,307

Details of the adjustments to the new policies:
Leasing, net of deferred tax effects	(2,057)	(2,057)	(2,057)

Net income before minority interest	30,147	27,716	13,250

Minority interest	123	209	255

Net income for the quarter (IFRS and BR GAAP)	30,270	27,925	13,505

5.        NEW IFRS PRONOUNCEMENTS AND INTERPRETATIONS STILL NOT IN EFFECT AND NOT ADOPTED IN ADVANCE BY THE COMPANY

The new pronouncements, changes in the existing pronouncements and new interpretations listed below were published and are mandatory for the years beginning on January 1st, 2011 or after that date.

The Accounting Pronouncements Committee (CPC) has not enacted yet the pronouncements and changes related to the new and revised IFRSs presented in this note. Due to the commitment of CPC and CVM to maintaining updated the set of rules issued based on the updates of the International Accounting Standards Board (IASB), these pronouncements and changes should be enacted by the CPC and approved by the CVM up to the date of the mandatory application.

The Company did not make these changes in advance for the consolidated financial statements of December 31, 2010.

a)      Amendment to IFRS 7 to Improve Disclosure Requirements on the Transfer of Financial Assets

On October 7, 2010, IASB issued the amendment to IFRS 7 – Financial Instruments: Disclosures, with the improvements that increase the disclosure requirements on the transfer of financial assets. The guideline for the write off of financial assets set forth in IAS 39 – Financial Instruments: Recognition and Measurement, incorporated into the revised version of IFRS 9 – Financial Instruments, has not been amended.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The amendments to IFRS 7 require enhanced level of disclosure when the asset is transferred but not written off, and introduces new disclosures for assets written off, where the company is still subject to continued exposure to the asset after the sale. The purpose of the changes is to clarify the relation among transferred financial assets and the financial obligations and the risks associated to those assets.

The application of the amendments is mandatory for years beginning on or after July 1st, 2011, and allows for early adoption. It is not necessary to disclose information for periods prior to the date of the mandatory adoption of the amendments. The Company is evaluating the effects of adopting such pronouncement.

b)      IFRS 9 – Financial Instruments (revised in 2010)

In November 2009, IASB issued IFRS 9 – Financial Instruments and, on October 28, 2010, it issued a new revised version of this rule, maintaining the requirements for the classification and measurement of financial assets in compliance with the version published in November 2009 and included a guideline on the classification and  measurement of financial liabilities. As part of IFRS 9 restructuring, IASB also included a guideline on the write off of financial instruments, in addition to the implementation guide of IAS 39 – Financial Instruments: Recognition and Measurement.

IFRS 9 establishes that all financial assets recognized, as set forth by IAS 39 – Financial Instrument: Recognition and Measurement (equivalent to CPC 38), are subsequently measured at amortized cost or fair value. Specifically, debt instruments held according to a business model whose purpose is to receive cash flows from the agreements, exclusively for the payment of the principal and interest on the principal are usually measured at amortized cost at the end of the following fiscal periods. All other debt instruments and investments in equity instruments are measured at the fair value at the end of the following fiscal periods.

The most significant effect of IFRS 9 on the classification and measurement of financial liabilities refers to the accounting of the changes in the fair value of a financial liability (calculated through the income statement), which can be attributed to changes on the credit risk of that liability. Specifically, according to IFRS 9, for financial liabilities recognized at fair value through the income statement, the value of the change in the fair value of the financial liability can be attributed to changes in the credit risk of that liability and is recognized in “Other comprehensive income”, unless the effects of changes in the credit risk of that liability is recognized in “Other comprehensive results” causes or increases accounting mismatch in the Company’s income. The changes in the fair value, attributed to the credit risk of a financial liability, are not reclassified to the income. According to IAS 39 and CPC 38, the total value of the change in the fair value of a financial liability recognized at fair value through result was previously recognized in the result.

The Company is evaluating the possible effects of adopting such pronouncement.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The mandatory application of the revised version of IFRS 9 is January 1st, 2013, the same date of the previous version. The revised version allows for early adoption. If a company decides to apply the guideline relating to the classification and measurement of financial liabilities in advance, it should also apply any other IFRS 9 requirement previously concluded by then. The revised rule should be applied retrospectively according to the IAS 8.

c)      IAS 24 – Disclosure of Related Party Transactions (revised in 2009)

In 2009, IASB issued the amendment to IAS 24 – Related Party Disclosures. The revised rule simplifies the disclosure requirements for subsidiaries, jointly-owned subsidiaries or significantly influenced by a government (referred to as entities related to the Government) and changes the definition of a related party. The Standard requires the retroactive application. Therefore, on the year of the initial requirement, companies should correct the disclosure for the period under comparison.

Exemptions introduced by the revision of IAS 24 do not affect the Company and its subsidiaries given that they are not entities related to the Government. However, the disclosures related to third party transactions and the balances of consolidated financial statements can be affected when the revised rule is applied in future periods, considering that some parties were not included in the definition of related party and may be within the scope of the revised standard.

The amendments are mandatory for years beginning on or after January 1st, 2011, and allow for early adoption.

d)     Improvements to IFRSs 2010

On May 6, 2010, IASB issued a document called Improvements to IFRSs 2010, which contains amendments to seven standards. This is the third set of amendments issued through the annual improvement process, intended to make the necessary, but not urgent, improvements to the IFRSs.

The Company’s Management is analyzing possible impacts from the adoption of those improvements on its financial statements. However, it does not expect material impacts.

The table below summarizes all the improvements made in the existing rules and interpretations:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Rule	Reason to Change	Adoption and Transition

IFRS 1 – First-time Adoption of International Financial Reporting Standards	Change in the accounting policies in the year of the adoption	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

	Revaluation as deemed cost	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

	Use of deemed cost for operations subject to regulatory prices	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IFRS 3 – Business Combinations (2008)	Measurement of minority interest	Mandatory for the years beginning on or after July 1st, 2010. It should be prospectively applied as of the date the entity adopts the IFRS 3 (2008). Early adoption allowed.

	Payment of share-based premiums not replaced or voluntarily replaced	Mandatory for the years beginning on or after July 1st, 2010. It should be prospectively applied as of the date the entity adopts the IFRS 3 (2008). Early adoption allowed.

	Transition requirements for contingent counterparties of a business combination executed prior to the mandatory adoption date of IFRS 3 (2008)	Mandatory for the years beginning on or after July 1st, 2010. Early adoption allowed.

IFRS 7 – Financial Instruments: Disclosures	Clarification on disclosures	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IAS 1 – Presentation of Financial Statements	Clarification on the statement of changes of shareholders’ equity	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IAS 27 – Consolidated and Separate Financial Statements (2008)	Transition requirements from the changes introduced by IAS 27 (2008)	Mandatory for the years beginning on or after July 1st, 2011. Early adoption allowed.

IAS 34 – Interim Financial Reporting	Material events and transactions	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

IFRIC 13 – Customer Loyalty Programs	Fair value of premium credits	Mandatory for the years beginning on or after January 1st, 2011. Early adoption allowed.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

6.        CASH AND CASH EQUIVALENTS, RESTRICT CASH AND FINANCIAL INVESTMENTS

	Parent Company (BR GAAP)			Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

Current:
Cash and banks (i)	315	92	11	70,491	14,446	6,336
Financial investments (ii)	74,238	47,044	16,121	317,312	343,407	349,592
Total current	74,553	47,136	16,132	387,803	357,853	355,928

Non-current:
Restrict cash (iii)	-	-	-	2,013	-	-
Long-term investments (iv)	48,659	26,590	-	69,869	26,590	-
Total non-current	48,659	26,590	-	71,882	26,590	-

(i)        The amounts are held in a bank checking account given that the Group pays suppliers, taxes and payroll for accounts payable on the first day of each month.

(ii)      The financial investments are immediately convertible into a known cash amount and are subject to an insignificant risk of changing value. These financial statements, mainly refer to bank deposit certificates paid at the variation of Interbank Deposit Certificate – (CDI).

(iii)    As a partial guarantee to the payment of the additional price, as provided for in Ability’s Agreement, Contax offers all funds deposited in the first money market fund. The retained amount under the Agreement is invested in CDBs, paid at a weighted average rate of 99% of the CDI. On December 31, 2010, the balance of the restricted amount recorded in the non-current assets corresponded to R$2,013, with maturity in November 2012 (Note 35).

The restricted amount deposited in a money market fund will be released to the Seller in two annual installments (“annual release”), whereby (i) the first installment, due in the fourth year from the Closing Date (August 16, 2010), will correspond to 50% of the amount resulting from the money market fund, plus proportional earnings from the financial investments, and discounting the amounts corresponding to materialized contingencies (if applicable) and (ii) the second installment, due in the fifth year from the Closing Date, will correspond to the amount remaining in the money market fund, after the release of the first installment, plus proportional earnings from the financial investment, and discounting the amounts corresponding to materialized contingencies (if applicable).

(iv)    On December 31, 2010, the long-term investments, amounting to R$69,869 (R$26,590 on December 31, 2009), are composed of bank deposit certificates (CDB), whose original maturities will be 2014 (R$28,235) and 2015 (R$35,840), and were acquired with the financial capacity and intention to be held in portfolio until maturity. These investments are valued by the acquisition cost, plus income earned against income for the year.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

7.        TRADE ACCOUNT RECEIVABLES (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	1/1/2009
Clients
Related parties	12,118	15,969	12,101
Other clients (third parties)	164,184	112,517	93,498
Allowance for doubtful accounts	-	-	(3,465)
	176,302	128,486	102,134

Out of the balance of trade accounts receivable at the end of the year, R$3,790, R$2,720 and R$8,183 on December 31, 2010, 2009 and January 1, 2009 corresponds to Telemar Norte Leste S/A (“Oi Fixa”), the main client of the Group (Note 34).

Transactions with related parties account for 46% of the revenues from services rendered in 2010 (2009 –51%).

The balance of “Trade accounts receivable” includes amounts (see analysis by maturity) due at the end of the year, for which the Group did not record provision for doubtful accounts, given that there were no material changes to the quality of credits and the amounts are still considered recoverable. The Group does not have guarantees for those balances nor the legal right to offset them with amounts due by the Group to the debtor.

The breakdown of trade accounts receivable by maturity is shown below:

	Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	1/1/2009

Due	162,517	122,518	95,361
Overdue for up to 30 days	7,883	4,949	4,585
Overdue from 31 to 60 days	1,794	127	537
Overdue from 61 to 90 days	797	-	639
Overdue from 91 to 180 days	2,422	-	60
Overdue for over 180 days	889	892	4,417
	176,302	128,486	105,599

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The breakdown of allowance for doubtful accounts is as follows:

	Consolidated (IFRS and BR GAAP)
	2010	2009
Balance at the beginning of the year	-	3,465
Amounts written-off in the year as bad debt	-	(3,465)	(i)
Balance at the end of the year	-	-

(i)        In view of the unsuccessful credit recovery, through administrative and legal collection, the Company wrote off the provision for doubtful accounts.

To determine the recovery of a receivable, the Group considers any changes to the quality of credits receivable as of the date the credit was granted up to the date the results are disclosed. Credit risk concentration is limited due to the large base of independent clients. Therefore, the Company believes that no additional credit is necessary beyond the provision for doubtful accounts.

8.        RECOVERABLE TAXES

	Parent Company (BR GAAP)
	12/31/2010		12/31/2009		12/1/2009
	Current	Non	Current	Non	Current	Non
		Current		Current		Current

Income tax recoverable	32	-	190	-	-	-
Social contribution recoverable	11	-	76	-	-	-
Withholding income tax (i)	879	5,056	690	5,091	30	4,737
	922	5,056	956	5,091	30	4,737

	Consolidated (IFRS and BR GAAP)
	12/31/2010		12/31/2009		12/1/2009
	Current	Non	Current	Non	Current	Non
		Current		Current		Current

Income tax recoverable	32	-	-	-	-	-
Social contribution recoverable	2,437	-	-	-	-	-
Withholding income tax (i)	10,334	5,273	2,416	5,091	-	4,737
Withheld PIS/COFINS/CSLL	1,815	-	868	-	743	-
INSS recoverable	389	-	389	-	1,201	-
ISS recoverable (ii)	11	5,110	-	3,487	-	2,532
Other taxes recoverable	237	-	-	-	-	-
	15,255	10,383	3,673	8,578	1,944	7,269

(i)         Withheld income tax on financial investment redemptions.

(ii)        The ISS recoverable is classified as non-current assets due to the refund maturities with Municipal agencies.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

9.        DEFERRED TAXES

Deferred income tax and social contribution on the final dates of the fiscal periods refer to:

	Parent Company (BR GAAP)
	12/31/2010				12/31/2009				01/01/2009
	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL
Assets:
Depreciation	-	-	-	-	-	-	-	-	-	-	-	-
Contingency liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Profit sharing program	-	-	-	-	-	-	-	-	-	-	-	-
Tax loss	-	-	-	-	2,461	615	222	837	2,801	700	252	952
Deferred income tax and social contributions - assets	-	-	-	-	2,461	615	222	837	2,801	700	252	952

	Consolidated (IFRS and BR GAAP)
	12/31/2010				12/31/2009				01/01/2009
	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL
Assets:

Depreciation	19,148	4,787	1,723	6,510	7,539	1,884	679	2,563	15,663	3,916	1,410	5,325
Contingency liabilities	59,601	14,900	5,364	20,264	52,018	13,005	4,681	17,686	50,369	12,592	4,533	17,125
Ability's deferred taxes (i)	71,479	17,870	6,433	24,303	-	-	-	-	-	-	-	-
Profit sharing program	12,762	3,191	1,149	4,340	19,440	4,860	1,750	6,610	26,554	6,638	2,390	9,028
Tax loss	2,150	537	193	730	5,629	1,407	507	1,914	2,801	700	252	952
Deferred income tax and social contributions - assets	165,140	41,285	14,862	56,147	84,626	21,157	7,616	28,773	95,386	23,847	8,585	32,430

(i)     On December 21, 2010, Contax transferred the control of Ability to the Company through a partial spin-off of assets, as well as the liabilities mentioned above (contingent consideration amounting to R$45,585, according to the balance as of December 31, 2010). Therefore, goodwill previously recorded in Contax was transferred to Ability’s records as tax credit in the amount of R$25,284, according to the balance as of December 31, 2010, pursuant to CVM Rule no. 319/99 and to the Technical Interpretation ICPC 09 (Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Accounting Method).

Economic feasibility studies prepared in December 2010 and approved by the Company’s Management bodies, point to tax credits full realization until 2015, as announced by CVM Rule 371/02 and broken down as follows:

Consolidated
Up to December 31:

2011	29,810
2012	6,300
2013	6,900
2014	8,856
2015	4,281

56,147

(i)       Technical studies prepared about future taxable income consider estimates related, among other things, to the Group’s performance, as well as the behavior of operating markets and certain economical aspects. The real amounts may differ from the adopted estimates.

57

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

10.    PREPAID EXPENSES AND OTHER ASSETS (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	01/01/2009

Payments in advance	28,452	18,014	7,518
Credits receivable	4,956	1,980	2,177

	33,408	19,994	9,695

Current	30,835	18,650	8,573
Non-current	2,573	1,344	1,122

11.    INVESTMENTS IN SUBSIDIARIES

Below are the details of the Company’s subsidiaries at the end of the year:

Name of	Main	Place of incorporation	Interest and retained
subsidiary	activity	and operation	voting capital -%
			12/31/2010	12/31/2009

Contax	Telemarketing services in general	Brazil	100%	100%
Ability	Trade marketing services	Brazil	100%	-
TODO	Information technology services	Brazil	80%	80%
BRC	Development and implementation of Nova Luz Program	Brazil	100%	100%
Contax Argentina	Telemarketing services in general	Argentina	100%	-

58

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The changes in investments in subsidiaries, presented in the separate financial statements, are show below:

	Direct subsidiaries			Indirect subsidiaries
	Contax	Ability	Total	TODO	Contax Argentina	BRC	Total

Balance on January 1, 2009	356,434	-	356,434	8,317	-	-	8,317

Equity	140,914	-	140,914	(2,535)	-	-	(2,535)

Minimum mandatory dividends	(35,421)	-	(35,421)	-	-	-	-

Proposed dividends	(126,323)	-	(126,323)	-	-	-	-

Balance on December 31, 2009	335,604	-	335,604	5,782	-	-	5,782

Increase in investments	-	25,650	25,650	-	3,923	1	3,924

Equity	104,776	820	105,596	2,218	(3,029)	-	(811)

Minimum mandatory dividends	(24,884)	-	(24,884)	-	-	-	-

Proposed dividends	(95,926)	-	(95,926)	-	-	-	-

Decrease in the capital stock	(29,046)	-	(29,046)	-	-	-	-

Equity valuation adjustment	(46)	-	(46)	-	(46)	-	(46)

Balance on December 31, 2010	290,478	26,470	316,948	8,000	848	1	8,849

The financial statements of subsidiaries Contax and TODO, as of December 31, 2008 have been reviewed by other independent auditors.

59

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

12. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Telecom and IT Equipment (i)	Furniture and fixture (i)	Facilities in third-party properties (ii)	Property, plant and equipment under construction	Buildings	Lands	Other	Total

Cost

January 1, 2009	325,548	68,895	186,340	3,977	2,709	831	29,679	617,979
Additions	43,243	11,274	62,803	7,324	-	-	13,478	138,122
Write-offs	(9,701)	(1,367)	(3,163)	-	-	-	(39)	(14,270)
Transfers	2,044	684	(2,396)	(5,828)	-	-	2,725	(2,771)
December 31, 2009	361,134	79,486	243,584	5,473	2,709	831	45,843	739,060
Additions	42,301	18,316	33,023	41,573	-	-	14,380	149,593
Write-offs	(99)	(41)	(179)	-	-	-	(39)	(358)
Transfers	1,670	402	7,565	(11,847)	319	-	103	(1,788)
December 31, 2010	405,006	98,163	283,993	35,199	3,028	831	60,287	886,507

Accumulated depreciation

January 1, 2009	(224,864)	(23,857)	(53,429)	-	(105)	-	(8,024)	(310,279)
Amortization	(52,618)	(9,917)	(22,267)	-	(105)	-	(3,931)	(88,837)
Write-offs	9,509	1,296	1,701	-	-	-	26	12,532
Transfers	1,162	(629)	1,103	-	-	-	(1,639)	(3)
December 31, 2009	(266,811)	(33,106)	(72,892)	-	(210)	-	(13,568)	(386,587)
Amortization	(50,191)	(10,902)	(27,677)	-	(112)	-	(5,305)	(94,187)
Write-offs	94	27	-	-	-	-	23	144
Transfers	346	(189)	21	-	-	-	(182)	(4)
December 31, 2010	(316,562)	(44,170)	(100,548)	-	(322)	-	(19,032)	(480,634)

Net Property, plant and equipment

January 1, 2009	100,684	45,038	132,911	3,977	2,604	831	21,655	307,700
December 31, 2009	94,323	46,380	170,692	5,473	2,499	831	32,275	352,473
December 31, 2010	88,444	53,993	183,445	35,199	2,706	831	41,255	405,873

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

(i)        The acquired assets’ monthly depreciation rates under the items “IT equipment” and “furniture and fixtures” were reviewed due to the reduction of its economic useful life estimate. The evaluation studies to determine the new economic useful lives of these assets were prepared in accordance with the rules of Brazilian Association of Technical Rules (ABTN) by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

(ii)      The real estate rental agreements effectiveness varies from 5 up to 10 years. The Company may renew it for the same period.

(iii)    Constructions in progress mainly record the expenses related to new constructions and installations of equipment until their startup, when they are reclassified into the corresponding operational assets accounts. The additions occurred in this period are expressed by the net amount of transfers.

Finance lease

Assets acquired through finance lease agreements as ruled by CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 – leasing operations), were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated R$738 and R$7,264 increases in depreciation on December 31, 2010 and 2009, respectively.

The book value of property, plant and equipment held under finance lease agreements on December 31, 2010 was R$2,120 (2009 - R$2,790, January 1st, 2009 R$10,034).

13.    GOODWILL ON INVESTMENTS

12/31/2010

Cost

December 31, 2009	-
Additions	49,081
Write-offs	-
Transfers	-
December 31, 2010	49,081

In September 2010, Contax acquired full control of Ability for R$72,585, of which R$74,365 as goodwill based on its economic value, due to the estimate of business’ future profitability.

On December 21, 2010, Contax transferred the control of Ability to the Company, by means of a partial spin-off and the transfer of R$49,081 as net goodwill of the tax credits to the Company. Ability recognized R$25,284 as deferred income tax and social contribution.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

14.    OTHER INTANGIBLE ASSETS (CONSOLIDATED)

	Data Processing System	Brands and Patents	Total

Cost

January 1, 2009	150,954	-	150,954
Additions	20,779	-	20,779
Write-offs	-	-	-
Transfers	2,770	-	2,770
December 31, 2009	174,503	-	174,503
Additions	16,595	82	16,677
Write-offs	-	-	-
Transfers	1,787	-	1,787
December 31, 2010	192,885	82	192,967

Accumulated amortization

January 1, 2009	(66,487)	-	(66,487)
Amortizations	(27,573)	-	(27,573)
Write-offs	-	-	-
Transfers	3	-	3
December 31, 2009	(94,057)	-	(94,057)
Amortizations	(29,841)	-	(29,841)
Write-offs	-	-	-
Transfers	4	-	4
December 31, 2010	(123,894)	-	(123,894)

Net intangible assets

January 1, 2009	84,467	-	84,467
December 31, 2009	80,446	-	80,446
December 31, 2010	68,991	82	69,073

According to the Management, the useful life of software is 5 (five) years.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

15.    ACCOUNTS PAYABLE TO SUPPLIERS

	Parent Company (BR GAAP)			Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009

Domestic market suppliers	22	150	29	82,278	76,071	76,835
Foreign market suppliers	-	-	-	882	962	12
	22	150	29	83,160	77,033	76,847

Current	22	150	29	83,160	77,033	76,847

16.    LOANS AND FINANCING (CONSOLIDATED)

16.1.   Loans and Financing in domestic currency

					Consolidated
	Effectiveness			Financial
Purpose	Beginning	Maturity	Guarantees	Charges	12/31/2010	12/31/2009	01/01/2009

Expansion of installed capacity (BNDES)	10/2007	09/2013	Bank guarantee	TJLP + 2% p.a	150,033	204,591	217,969
Expansion of installed capacity (BNDES)	05/2010	09/2016	Accounts receivable from OI clients	TJLP + 2.73% p.a	158,052	-	-
Acquisition of domestic machinery and equipment	05/2010	09/2016	Accounts receivable from OI clients	4.5% p.a	23,579	-	-
Construction of the Santo Amaro site (BNB)	11/2009	03/2016	Accounts receivable from NET clients	10% p.a	51,203	-	-

Current					64,873	55,070	14,219
Non-current					317,994	149,521	203,750

(i)    The annual long-term interest rate was 6.00% in 2010 (6.00% and 6.00% on December 31 and January 1st, 2009, respectively).

16.2.   Summary of loans and financing

16.2.1.  Financing agreement with BNDES (Brazilian Development Bank)

In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions. The financing funds were released in five installments, the first of them in October 2007 and the last in November 2008.

The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as from October 15, 2009.

Contax contractually opted for tendering guarantees through sureties (Note 38) from financial institutions, in this case, receivables and restrictive (financial covenants) structures are not applicable as of December 31, 2010. Costs related to these sureties totaled R$1,075 (R$1,234 on December 31, 2009).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

16.2.2.  New financing agreement entered into with the BNDES

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, divided into two sub-loans:

Sub-loan “A” in the amount of R$281,455 destined to investments to increase the installed capacity and improve facilities, implement quality programs, train human resources and invest in Research and Development, within the scope of BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT; and

Sub-loan “B” in the amount of R$42,097 destined to investments to acquire domestic machinery and equipment, classified into the criteria of the Special Agency of Industrial Financing - FINAME, required by the project.

Annual interest rate of 1.73% shall incur over the principal amount of sub-loan “A” plus the TJLP variation accrued of 1% p.a., while an annual interest rate of 4.5% shall incur over the sub-loan “B”.

The principal of debt will be settled in 60 monthly and consecutive installments, the first installment maturing on October 15, 2011 and the last installment maturing on September 15, 2016. Financial charges will mature on a quarterly basis between March 2010 and September 2011, and on a monthly basis from October 2011.

Contax will tender as guarantee the receivables deriving from the Services Agreement executed with Oi Fixa, TNL PCS S/A (“Oi Móvel”) and Telemar Internet Ltda. In addition, during the effectiveness of this Agreement, it shall maintain the Debt Service Coverage Ratio (“Ratio”) equal or higher than 1.65, of which:

a)      Debt Service Coverage Ratio calculated by dividing the Earnings Before Interest, Tax, Depreciation and Amortization – EBITDA by Debt Service on a half-yearly basis;

b)    EBITDA corresponds to the operating income before the financial result, income tax and social contribution and depreciation and amortization expenses in the half year;

c)    The Debt Service corresponds to the amount of debt effectively paid to creditors as amortization of principal and interest rates in the half year.

On December 31, 2010, Contax reviewed the restrictive covenants referring to this financing agreement, and it concluded that said Ratio had been honored.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

On May 28, 2010 the first releases referring to this agreement were received, R$70,364 referring to the sub-loan “A” and R$10,524 referring to sub-loan “B.” On December 10, 2010 the following releases referring to this agreement were received, R$87,000 referring to sub-loan “A” and R$13,000 referring to sub-loan “B.”

16.2.3.  Loan agreement with Banco do Nordeste do Brasil S.A. (BNB)

In March 2010, Contax executed a loan agreement with BNB in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife, state of Pernambuco. The outstanding balance will be adjusted by a fixed rate of 10% p.a., including full performance bonus of 15%. The maturity of financial charges shall occur quarterly until March 2012, and then monthly between April 2012 and March 2015. The principal shall be paid in 36 monthly installments, from April 2012 to March 2015. As long as each installment is paid on the maturity date, the loan will bear interest rate of 8.5% p.a.; otherwise, the interest rate will be 10% p.a.

On September 21, 2010, the first release under this agreement was received for a total of R$29.880. On December 15, 2010 the second release under this agreement was received for a total of R$21,120.

The loan and financing breakdown in the year ended December 31, 2010 is shown as follows:

	BNDES	BNB

January 1, 2009	217,969	-

Release	-	-
Amortization - principal	(13,542)	-
Amortization - interest	(17,070)	-
Financial charges	17,234	-

December 31, 2009	204.591	-

Release	180,888	51,000
Amortization - principal	(54,370)	-
Amortization - interest	(17,595)	(694)
Financial charges	18,150	897

December 31, 2010	331,664	51,203

		382,867

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

As of December 31, 2009, the maturities of the principal installment recorded in non-current liabilities are as follows:

Principal

2012	103,299
2013	93,956
2014	53,178
2015	40,428
2016	27,133

317,994

The amount of interest payable will be based on future long-term interest rates.

17.    SALARIES, CHARGES AND BENEFITS

	Parent Company (BR GAAP)			Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

Payroll	6	7	2	57,316	47,664	49,212
Provisioned vacation	-	-	-	85,082	71,939	57,867
Social charges	74	38	38	72,023	56,682	50,919
Other	1	7	2	16,148	21,533	23,926

	81	52	42	230,569	197,818	181,924

Social charges are mainly composed of social liabilities.

18.    LIABILITIES WITH FINANCE LEASE (CONSOLIDATED)

Contax has several finance lease agreements related to IT equipment and furniture for the maintenance of its operations. These agreements are recorded at present value in current and non-current liabilities.

The Group has the right, as set forth in the agreement, to acquire the equipment at face value (significantly lower than the fair value) at the end of the lease agreements. The Group’s obligations with finance lease agreements are guaranteed by the lessees.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

		Consolidated (IFRS and BR GAAP)
	Number of	Balance payable
Lessor	installments	12/31/2010	12/31/2009	1/1/2010

Banco Commercial Investiment Trust	48	-	1,455	4,143

Unibanco Leasing S/A	48	-	237	3,121

HP Financial Services Arrendamento Mercantil S/A	60	2,724	7,777	9,140
	48		727	4,881

IBM Brasil-Industria Maquinas e Serviços Limitada	60	1,424	3,821	4,496
	48			189

Bradesco Leasing S/A	96	129	-	-

Total		4,277	14,017	25,970

Current		4,277	10,118	16,086
Non-current		-	3,899	9,884

19.    TAXES PAYABLE

	Parent Company (BR GAAP)			Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

IRPJ and CSLL(i)	-	174	-	16,290	11,786	4,858
ISS	-	71	-	14,344	12,637	9,816
PIS and COFINS	-	-	-	9,113	8,273	6,816
INSS Paid in installments (ii)	-	-	-	646	1,712	2,554
Other taxes payable	11	10	56	2,700	13	15
	11	255	56	43,093	34,421	24,059

Current	11	255	56	43,093	33,477	22,272
Non-current	-	-	-	-	944	1,787

(i)        There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income Tax and Social Contribution (Note 8).

(ii)      It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, fully transferred to third parties, not affecting Contax’s results, recorded in the item “Other Assets” in the current assets.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

20.    PROVISIONS, CONTINGENT LIABILITIES AND ASSETS (CONSOLIDATED)

20.1.   Contingent assets

The Company has not recorded contingent assets.

20.2.        Contingent liabilities

The Group is party to tax, civil and labor lawsuits filed in the normal course of business and have been discussing these issues in the administrative and judicial levels, and where applicable, it is supported by court deposits. The Management, based on its legal advisors’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation are sufficient to cover possible losses and preserve the Company’s shareholders’ equity, and these are assessed periodically.

Among these lawsuits are included the legalization of certain properties, own or third-party, which the Company deems will not have unfavorable outcomes during the Company’s normal operations.

20.3.        Breakdown of contingent liabilities

	Court deposits			Provisions for contingencies
	12/31/2010	12/31/2009	1/1/2009	12/31/2010	12/31/2009	1/1/2009

Tax contingencies	20,156	1,566	1,469	30,039	10,944	11,927
Labor contingencies	73,597	51,807	33,869	57,500	48,362	51,651
Civil contingencies	112	9	-	727	615	573

	93,865	53,382	35,338	88,266	59,921	64,151

20.3.1.  Tax contingencies

Until December 31, 2010, the Company was party to 52 tax claims (18 and 18 lawsuits on December 31 and January 1st, 2009, respectively), and defendant in 17 (seventeen) lawsuits mainly related to mandatory contributions due to the INSS, Service Tax (ISS) and Social Integration Program (PIS)/Contribution for Social Security Financing (COFINS).

Until December 31, 2010, the total provisioned for tax claims was R$30,039 (R$10,944 and R$11,927 on December 31 and January 1st, 2009). Of this amount, R$12,625 (R$8,457 and R$2,348 on December 31 and January 1st, 2009) refer to PIS/COFINS and R$4,188 (R$2,248 and R$1,934 on December 31 and January 1st, 2009) refer to ISS.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

20.3.2.  Labor contingencies

a)      Lawsuits filed in court

As part of its operations, the Group is the defendant in several lawsuits filed by the Unions and the Labor Prosecution Office, therefore creating a reserve to cover these demands, which the Company’s Management understands to be sufficient. On December 31, 2010, the Company was party to approximately 8,796 labor claims, compared to the 7,009 on December 31, 2009 and 5,266 on January 1st, 2009. The total amount estimated for such lawsuits on December 31, 2010 was R$587,614, as compared to the R$504,919 on December 31, 2009 and R$358,708 on January 1st, 2009. The company records provisions for contingent liabilities proportional to historic losses which, on December 31, 2010 amounted to approximately R$57,500, as compared to the R$48,362 on December 31, 2009 and R$51,651 on January 1st, 2009.

	12/31/2010	12/31/2009	1/1/2009

Types of risk (i)

Positive outcome is more probable than a negative outcome	57,500	48,362	51,651
Possible/Remote	530,114	456,557	307,057
Total	587,614	504,919	358,708

(i)         The types of risks were established by the Management based on opinion of the Group’s external legal advisors and on previous court decisions.

The lawsuits mainly refer to: (i) over-time; (ii) equal pay; (iii) permanence in the job; and (iv) injury, physical and psychological suffering. The increased number of labor claims, from 7,009 on December 31, 2009 to 8,796 on December 31, 2010, is directly related to the significant increased number of employees since 2004.

b)      Administrative proceedings

On December 31, 2010, 208 deficiency notices (39 and 35 on December 31 and January 1st, 2009, respectively), under the argument of infringement to labor laws, were pending judgment. The amounts of the deficiency notices depend on the type of violation, the number of employees involved and on whether it was the first time the alleged violation occurred in the Company. Court deposits amounting to approximately R$40,366 (R$119,485 and R$52,213 on December 31 and January 1st, 2009, respectively) were made on December 31, 2010, so that the Company could file for administrative appeals, in accordance with the legal provisions.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The Company has been challenging in full the deficiency notices with the administrative authorities and currently awaits final decisions. In case the administrative proceeding outcome is not favorable, the Company can file a lawsuit requesting the annulment of any and all debt in the administrative proceeding and the reimbursement of fines paid to present funds recorded in a provision for payment purposes.

Considering that the Company, based on the opinion of its external legal advisors, classified as “possible” the risk of loss of the deficiency notices, those were not included in the contingencies and the fine amounts were not deposited.

The abovementioned labor violations mainly refer to (i) the non-compliance with the rules that regulate the occupational health and safety; (ii) the lack of intraday intervals and weekly day-offs given to employees; (iii) the non-compliance with the quota for handicapped employees; and (iv) the lack of an Occupational Accident Prevention Commission (CIPA).

According to the Brazilian law, if an entity has over 100 (one hundred) employees, 2 (two) to 5 (five) per cent of them should be beneficiaries of the social security who were on a labor-related leave or handicapped. Given the Company’s lack of capacity to reach this percentage, in September 2002, the Company entered into a Consent Decree (TAC) with the Labor Prosecutor Office, granting the Company 3 (three) years to comply with the abovementioned quota. However, even with the implementation of a program to hire beneficiaries of the social security who were on a labor-related leave or handicapped, the positions available have not been completely filled yet.

In January 2010, the Regional Labor Superintendence notified the Company based on procedures relating to the social contribution and contributions to the employment security fund for the employees’ transport voucher. The notification corresponds to R$29 million. The Company is currently challenging this lawsuit. Based on the opinion of the external legal advisors, the Management understand that the possibility of an unfavorable decision is possible.

20.3.3.  Civil contingencies

Until December 31, 2010, the Company was a party to 18 (2009 – 90) civil claims, of which 16 (2009 – 89) of them amounting to less than R$50. There are only 2 (two) cases amounting to more than R$50.

In addition to the civil lawsuits previously mentioned, Contax received a fine from the Brazilian Post Office and Telegraph Company (EBCT), given the breach of contract. The fines, amounting to R$2,645  correspond to breach of confidentiality of telephone messages; fail to transfer reserved telephone lines (0800); and fail answer telephone calls. Despite the Company’s strong legal grounds to challenge the equity of those fines, Contax provisioned R$441 until December 31, 2010 (R$441 until December 31, 2009).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

20.4.   Breakdown of  provisions for contingencies and legal obligations in judicial dispute

The breakdown of provisions for contingencies and legal obligations in judicial dispute in the fiscal year ended December 31, 2010, is shown below:

	Taxes
	PIS/COFINS (i)	FAP (ii)	Tax on services – ISS	INSS (iii)	CSLL (iv)	Labor (v)	Civil	Total

January 1, 2009	4,188	-	1,934	5,805	-	51,651	573	64,151
Additions	3,231	-	-	2,206	119	15,315	108	20,979
Usage	-	-	-	-	-	(5,247)	-	(5,247)
Reversal	-	-	-	(8,267)	-	(19,334)	(133)	(27,734)
Monetary restatement	1,038	-	314	376	-	5,977	67	7,772
December 31, 2009	8,457	-	2,248	120	119	48,362	615	59,921
Additions	3,199	14,120	-	-	-	23,368	128	40,815
Usage	-	-	-	-	-	(10,427)	-	(10,427)
Reversal	-	-	-	-	-	(7,449)	(69)	(7,518)
Monetary restatement	969	591	101	58	57	3,646	53	5,475
December 31, 2010	12,625	14,711	2,349	178	176	57,500	727	88,266

(i)        Provisioned amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance appeal relief until decision of bill of review 2007.01.00.017041-3/DF with the Federal Regional Court of the 1st region.

(ii)      The Company is arguing in court the application of the multiplier FAP – Accident Prevention Factor incurred on the social security charge RAT – Occupational Accident Risk, whose new system of calculation took effect from January 1, 2010. On February 11, 2010, an injunction was obtained to make the court deposit deriving from the difference resulting from FAP multiplier.

(iii)    It refers to the 2004 negative basis of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.

(iv)    The labor claims filed against Contax by employees and former employees hired by it during its operations amounted to R$50,985.

According to the service agreements executed between Oi Fixa and Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that entity, whose amount was recorded as corresponding entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$2,663 and R$3,826 referring to Ability’s contingencies, acquired by subsidiary Contax in September 2010.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

20.5.   Contingent liabilities classified as possible losses

On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Employee Severance Indemnity Fund) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’s employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

The Management, based on the opinion of its external legal counsel, considers the likelihood of loss as possible and did not record any provision for eventual unfavorable outcomes.

In addition to the FGTS notification, on December 31, 2010, the Company had tax and civil contingent liabilities, restated based on the SELIC rate, amounting to R$44,932 and R$26,473, respectively (R$37,704 and R$5,007 on December 31, 2009 and R$36,681 and R$581 on January 1st, 2009, respectively). These amounts are not provisioned given that Contax filed an appeal and took into consideration the opinion of its external legal counsel, to whom the likelihood of losses is possible or remote.

21.    OTHER OBLIGATIONS

	Parent Company (BR GAAP)			Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009

Other accounts payable	-	-	1,288	1,164	1,463	2,251
Deferred income	-	-	-	23,107	29,786	47
Advances from clients for promotional onlending	-	-	-	65	-	-

	-	-	1,288	24,336	31,249	2,298

Current	-	-	239	23,171	31,249	2,204
Non-current	-	-	1,049	1,165	-	94

22.    CAPITAL

22.1.   Capital stock

The subscribed and paid-up capital on December 31, 2010 and 2009 was R$223,873, represented by 59,770,600 non-par registered book-entry shares (23,089,600 common shares and 36,681,000 preferred shares). Each common share is entitled to one voting right in the resolutions of the General Meeting.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (i) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (ii) 3% of net equity value of shares, prevailing the highest amount between (i) and (ii).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing ratio between common and preferred shares.

	Capital
	12/31/2010	12/31/2009	1/1/2009

23,089,600 common shares (2009 - 5,772,435 / 2008 - 5,824,772)	86,483	86,483	82,237
36,681,000 preferred shares (2009 - 9,170,250 / 2008 - 10,031,914)	137,390	137,390	141,636
	223,873	223,873	223,873

22.1.1.  Common shares

	Number of shares	Capital

Balance on 1, 2009	5,824,772	82,237
Shares canceled on January 15, 2009	(52,337)	4,246
Balance on December 31, 2009	5,772,435	86,483
50 to 1 reverse split	115,448	-
1 to 200 stock split	23,089,600	-

Balance on December 31, 2010	23,089,600	86,483

Each common share entitles its holder to a voting right at the Company’s General Shareholders’ Meeting. Except for the provisions set forth in law, the resolutions of the General Shareholders’ Meeting are voted by common shareholders. Blank votes will not be computed.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

22.1.2.  Preferred Shares

	Number of shares	Capital

Balance on 1, 2009	10,031,914	141,636
Shares canceled on January 15, 2009	(861,664)	(4,246)
Balance on December 31, 2009	9,170,250	137,390
50 to 1 reverse split	183,405	-
1 to 200 stock split	36,681,000	-

Balance on December 31, 2010	36,681,000	137,390

Preferred shares issued by the Company do not have voting rights. They, however, have priority in reimbursement if the Company is liquidated, without premium, and in the payment of minimum non-cumulative dividends of (i) 6% per year, whose amount is the remainder of capital subscribed divided by the number of shares, or (ii) 3% of the net worth of shares, whichever is the higher. The payment of the minimum statutory dividend depends on income payable or earned profit reserves.

Preferred shareholders can obtain unrestricted voting rights as of the moment the Company stops paying dividends for 3 (three) consecutive years. Voting rights will last until dividends are duly paid.

Stock option granted to executives by the stock option plan

On December 31, 2010, the beneficiaries of the stock option program held approximately 401,868 stock options for the Company’s common shares; however, 1,868 of those options expire on October 1, 2012 and 300,000 expire on October 1, 2013 and 100,000 expire on October 1, 2014. On December 31, 2009, the program’s beneficiaries held 1,364,068 stock options for the Company’s common shares; however, 330,640 of those options expire on October 1, 2011, 333,428 expire on October 1, 2011, and 350,000 expire on October 1, 2013 and 350,000 expire on October 1, 2014.

Stock options granted within the scope of the stock option plan do not entitle its holders to voting or dividend rights. For more information on the stock option plan, see Note 33.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

First reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the notice to shareholders, a term until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,762 were transferred to shareholders of fractioned shares. The R$16,282 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

Second reverse split of shares

The following was approved at the Extraordinary General Meeting held on October 27, 2009, (i) the share reverse split, at the 50:1 share ratio, according to the corresponding types and (ii) the concurrent splitting of all shares existing after the reverse split, at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

The concurrently share reverse split and split aim at: (a) adjusting the shareholder base and decrease the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems; (c) diminishing the possibilities of errors of information and communication, improving services to the Company’s shareholders; and (d) maintaining the quoted value of Company’s shares in the market at an attractive trading level, providing better liquidity to the Company's shares in the market.

As per the notice to shareholders, a term until January 15, 2010 was granted to carry out the adjustments to share positions. Once elapsed the terms for shareholding adjustments by shareholders, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder’s non-participation in the auction, would be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A.

The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

As of January 18, 2010, the Company’s shares began to be traded exclusively at the ratio resulting from the reverse split and simultaneous split of shares, carried out on said date. Said transactions resulted in 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 are preferred shares.

The Company fully sold the fraction of remaining shares, conducted the reverse split and split operations resolved at the Extraordinary General Meeting held on October 27, 2009, in auctions held on May 17, 2010, where 478,750 common shares and 98,466 preferred shares were sold and on May 24, 2010, 181,200 preferred shares were sold.

The sales amount of fractional shares amounted to R$18,707. According to the notice to shareholders, the financial amount refers to the operation made available to shareholders on June 4, 2010, amounting to R$8,398. For shareholders who were not paid due to blocked shares or outdated record, the amount will be retained by the Company and made available to corresponding shareholders for payment by submitting supporting unblocking and identification documentation.

23.    RESERVES AND EQUITY VALUATION ADJUSTMENTS

23.1.   Capital reserve on the subscription of shares and stock option plan

The capital reserve, amounting to R$50,000, was created and paid-up in November 2004. On December 31, 2010 the balance of the reserve was R$14,731, a result of uses resolved upon the Meeting.

	12/31/2010	12/31/2009	1/1/2009

Balance at the beginning of the year	19,639	9,282	9,254
Stock option plan
2007 Program	(7,024)	10,328	-
2010 Program	2,116	-	-
Dividends barred	-	29	28
Balance at the end of the year	14,731	19,639	9,282

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

23.2.   Profit Reserves

Legal Reserve

According to Article 193 of the Brazilian Corporation Law, this reserve is recorded based on 5% of the net income for each year, and should not exceed 20% of the capital stock paid-up or 30% of the capital stock realized plus the capital reserves. The legal reserve guarantees the integrity of the capital stock and can only be used to offset losses or increase capital. It cannot be paid as dividends.

	12/31/2010	12/31/2009	1/1/2009

Balance at the beginning of the year	21,907	15,465	10,845
Allocation of net income for the year	5,425	6,442	4,620
Balance at the end of the year	27,332	21,907	15,465

Statutory reserve

Pursuant to Article 194 of the Brazilian Corporation Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure investments of the Company’s interests, as well as to preserve its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was partially used in share buyback programs (Note 33).

	12/31/2010	12/31/2009	1/1/2009

Balance at the beginning of the year	87,924	95,010	40,594
Cancelation of own shares	-	(39,476)	-
Allocation of retained earnings	3,073	32,390	54,416
Balance at the end of the year	90,997	87,924	95,010

Unrealized profit reserve

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of equity accounting financially unrealized as dividends.

Balance on January 1, 2009	16,626

Statutory dividends	(16,626)

Balance at the end of the year	-

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Equity Valuation Adjustments

Reserve for the translation of foreign currency

12/31/2010

Balance at the beginning of the year	-
Foreign exchange differences from the translation of assets from operations abroad	(46)
Balance at the end of the year	(46)

Exchange differences related to the translation of net assets of the Group’s operations abroad (Contax Argentina), from its functional currencies (Argentine Peso) to the Group’s presentation currency (Brazilian Real) are directly recognized in “Other comprehensive income” and accumulated in the reserve for the translation of foreign currency. As explained in note 15, Contax Argentina was incorporated in the fiscal year ended December 31, 2010.

24.    TREASURY SHARES

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deduced from shareholders’ equity. No gain or loss is recognized in the income statement upon the purchase, disposal, issue or cancellation of the Group’s own equity instruments. Any difference between the book value and consideration is recognized in other capital reserves.

24.1.   Share buyback

From 2006 to 2010, the Company implemented five (5) different share buyback programs, resulting in 15,131 thousand common shares and 56,916 thousand preferred shares repurchased. Out of this total amount, 14,731 thousand common shares and all 56,916 preferred shares repurchased were canceled, and the remaining 400 common shares were held in treasury, not decreasing the Company’s capital stock. Overall, the Company invested R$220,497 in all its buyback programs, of which R$41,393 were invested in 2006, R$119,317 in 2007, R$38,935 in 2008, R$314 in 2009 and R$20,538 in 2010.

24.1.1.  First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of  5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

24.1.2.  Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

24.1.3.  Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 3,193,472 common shares and 18,277,422 preferred shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

24.1.4.  Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 52,337 common shares and 861,664 preferred shares, which are held in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares are held in treasury.

24.1.5.  Fifth share buyback program

The Extraordinary General Meeting held on October 27, 2009 approved the Company’s Share Buyback Program pursuant to CVM Rule 10/80 and subsequent amendments, without reducing the Capital Stock. Funds from the capital and statutory reserves will be used for the acquisition of shares, excluding the amount of treasury shares. The maximum number of shares to be acquired is 699,996 common shares and 1,945,000 preferred shares, which represent less than 10% of outstanding common and preferred shares. Said Program may be implemented up to October 28, 2010.

Until December 31, 2010 15,120 common shares were subject to the buyback program.

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

					R$
	Thousands of shares	Buyback price	Average price	Maximum price	Minimum price

Preferred shares

1st Share Buyback Program	11,774	21,517	1.83	1.95	1.61
Cancellation of shares	(11,774)	(21,517)	1.83
2nd Share Buyback Program	24,058	46,242	1.92	2.00	1.84
Cancellation of shares	(24,058)	(46,242)	1.92
3rd Share Buyback Program	18,277	46,424	2.54	2.65	2.46
Cancellation of shares	(18,277)	(46,424)	2.54
4th Share Buyback Program	862	36,206	42.00	42.81	41.59
Cancellation of shares	(862)	(36,206)	42.00

	-	-

Common shares

1st Share Buyback Program	5,887	19,097	3.24	3.41	3.12
Cancellation of shares	(5,887)	(19,097)	3.24
2nd Share Buyback Program	5,298	16,144	3.05	3.29	2.97
Cancellation of shares	(3,548)	(10,812)	3.05
3rd Share Buyback Program	3,193	11,287	3.53	3.62	3.52
Cancellation of shares	(1,443)	(5,102)	3.54
Sale of shares	(180)	(605)	3.36
	3,320	10,912

Grouping of shares (1/20)	166	10,912	65.73

4th Share Buyback Program	52	2,730	52.50	52.94	51.73
Cancellation of shares	(52)	(3,270)	62.88
5th Share Buyback Program	3	314	97.97	98.83	85.00
	169	10,686

Reverse split (1/50) and Split (1/200) of shares	677	10,686	15.79
5th Share Buyback Program	216	6,311	29.23	30.00	28.50
Sale of shares	(893)	(16,996)	19.04
5th Share Buyback Program	102	2,971	29.13	30.00	25.59
Sale of shares	(19)	(568)	29.89

	83	2,404
5th Share Buyback Program	369	11,254	30.14	32.00	29.25
Sale of shares	(50)	(1,511)	30.22

	402	12,147

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

25.    RETAINED EARNINGS AND DIVIDENDS FROM EQUITY INSTRUMENTS

25.1.   Retained earnings

	2010	2009

Balance at the beginning of the year	-	8,569

Income attributable to the parent company's partners	108,498	131,691
Legal reserve	(5,425)	(6,442)
Statutory reserve	(3,073)	(32,390)
Proposal for the payment of dividends	(100,000)	(90,000)
Additional dividends	-	(11,428)

Balance at the end of the year	-	-

25.2.   Dividend distribution policy

According to the Company’s Bylaws, preferred shares are entitled to receive, up to the limit of profits and available reserves, a non-cumulative dividend, equivalent to (i) six per cent of the paid-up capital stock divided by the total number of shares, and (ii) three per cent of the equity value of each share (“Preferred Dividend”), whichever is the higher. If there is additional profit to be distributed, the Company must distribute the amount equal to, at least, twenty-five per cent of the adjusted net income (“Mandatory Dividend”) to all shareholders, pursuant to Brazilian Corporate Law. The Company must pay the Mandatory Dividend to preferred shareholders, as the Dividends to Preferred Shares are being paid. The payment of the Mandatory Dividend may be limited to the net income for the year, given that the difference is recorded as unrealized profit reserve. The net income recorded as unrealized profit reserve, when realized and, since it is not offset by losses in the subsequent years, must be added to the first dividend reported, after said realization. The Company may carry out other distributions, as profits and reserves are available. The profit referred to above must be distributed as dividends or interest on equity, and are deductible from the income tax.

The Annual General Meeting held on April 28, 2010 approved the proposal as to the allocation of net income for the year ended December  31,2009,  already included in the financial statements on that date, as follows:  (a) accumulated loss carryforward in the amount of R$11,084; (b) allocation of R$6,442 to the legal reserve; (c) distribution of dividends to the Company’s shareholders owning position on June 17, 2010, in the amount of R$90,000, and (d) allocation of R$32,390 to the statutory reserve.

The payment of dividends started on June 28, 2010, and since January 1, 2010 earn interest based on the Reference Rate (TR), and R$89,156 were paid up to December 31, 2010.

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Minimum mandatory dividends for the fiscal years ended on December 31, 2010 and 2009 were calculated as follows:

	2010	2009

Net income for the year (IFRS and BR GAAP)	108,498	131,691
Adjustments to the policies - CPCs / IFRS (Note 4)	-	8,225
Net income for the year (previous BR GAAP)	108,498	139,916
Absorption of accumulated losses	-	(11,084)
Recording of legal reserve - 5%	(5,425)	(6,442)
Adjusted net income	103,073	122,390
Minimum mandatory dividends	(25,769)	(30,597)
Dividends in excess	(74,231)	(59,403)
Allocation to the statutory reserve	3,073	32,390
Dividends payable
Proposed dividends	100,000	90,000

The Company’s Management made a proposal to pay proposed dividends in 2010, thirty (30) days after the approval by the Annual General Meeting. The dividends proposed by the Management represent a dividend equivalent to R$1.68439 per common share and R$1.68439 per preferred share.

The minimum mandatory dividends are recorded in the 2010 balance sheet as legal obligations (provisions in current liabilities), and dividends exceeding this minimum as dividends reserve in a special account of the statement of changes in the shareholders' equity. Dividends exceeding the mandatory minimum for 2009 were recognized as adjustment to the first-time adoption of CPCs in the statement of changes in the shareholders' equity and were reversed from dividends payable account, in the 2009 balance sheet, where they were originally presented, according to previous rules.

26.    MINORITY INTEREST

	Consolidated
	(IFRS and BR GAAP)
	2010	2009

Balance at the beginning of the year	1,445	2,079

Profit sharing	555	(634)

Balance at the end of the year	2,000	1,445

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

27.    REVENUE (CONSOLIDATED)

The conciliation between the gross revenue and revenue reported in the income statement for the year is as follows:

	Consolidated
	(IFRS and BR GAAP)
	12/31/2010	12/31/2009

Gross revenue	2,588,367	2,335,252
Minus:
Tax on sales
COFINS	(79,723)	(69,132)
ISS	(93,379)	(90,122)
PIS	(17,269)	(14,979)

Net revenue	2,397,996	2,161,019

28.    SEGMENTS OF OPERATION

28.1.   Products and services that generate revenue for reportable segments

The information presented to the main decision maker to allocate funds and assess the segment performance is focused on the type of services provided, thus, according to the IFRS 8 and CPC 22, the Group is divided into 3 segments of operation:

(a)      Provision of telephone assistance services in general (Contax and Contax Argentina);

(b)      Provision of information technology services in general (TODO); and

(c)      Provision of publicity and advertising services (Ability).

Pursuant to the IFRS 8 and CPC 22, information per segment is presented only in the consolidated financial statements.

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

28.2.   Revenues and results from reportable segments

The table below presents an analysis of income from continuing operations of the Group per reportable segment:

	12/31/2010
	Telemarketing services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Net operating revenue	2,372,041	95,837	33,488	(103,371)	2,397,996
Cost of services rendered	(2,028,198)	(83,410)	(17,542)	102,758	(2,026,392)
Gross operating income	343,843	12,428	15,946	(613)	371,604

Operating revenue (expenses):
Selling	(26,170)	(658)	(182)	33	(26,976)
General and administrative	(118,788)	(9,449)	(12,028)	2,258	(138,007)
Management fees	-	-	-	(7,142)	(7,142)
Equity in subsidiaries	780	-	-	(780)	-
Financial revenue	20,638	1,054	74	11,446	33,213
Financial expenses	(29,970)	(383)	(129)	(198)	(30,681)
Other operating expenses, net	(24,321)	(176)	97	(40)	(24,441)
	(177,830)	(9,612)	(12,169)	5,577	(194,034)

Operating income before income tax and social contribution	166,012	2,816	3,777	4,964	177,570

Income tax and social contribution:
Current	(66,842)	(784)	(1,099)	(1,984)	(70,708)
Deferred	2,576	740	(266)	(860)	2,190

Net income for the year from continued operations	101,747	2,772	2,412	2,120	109,052

Minority interest					(554)

Net income for the year					108,498

	12/31/2009
	Telemarketing services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Net operating revenue	2,164,732	53,955	-	(57,668)	2,161,019
Cost of services rendered	(1,766,763)	(48,399)	-	54,998	(1,760,164)
Gross operating income	397,969	5,556	-	(2,671)	400,855

Operating revenue (expenses):
Selling	(27,712)	-	-	3	(27,709)
General and administrative	(116,211)	(9,101)	-	(5,403)	(130,715)
Management fees	-	-	-	(7,879)	(7,879)
Equity in subsidiaries	(2,535)	-	-	2,535	-
Financial revenue	19,994	286	-	4,251	24,531
Financial expenses	(40,152)	(70)	-	300	(39,922)
Other operating expenses, net	(13,236)	(52)	-	(151)	(13,440)
	(179,851)	(8,937)	-	(6,345)	(195,134)

Operating income before income tax and social contribution	218,118	(3,381)	-	(9,016)	205,721

Income tax and social contribution:
Current	(70,753)	-	-	(245)	(70,998)
Deferred	1,774	-	-	(5,440)	(3,666)

Net income for the year from continued operations	149,139	(3,381)	-	(14,702)	131,057

Minority interest					634

Net income for the year					131,691

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The segment revenue presented above corresponds to the revenue from external clients. There were no services sold among segments in the reported years

The accounting policies for the reportable segments are the same as the Group’s (described in Note 2).

28.3.   Assets and liabilities of reportable segments

	12/31/2010
	Telemarketing services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Assets:
Current	478,769	25,651	32,015	132,030	668,465
Non-current	642,561	5,782	31,512	47,548	727,403
Goodwill	-	-	49,081	-	49,081
Total assets	1,121,330	31,433	112,608	179,578	1,444,949

Liabilities and shareholders' equity:
Current	427,719	21,407	26,619	95,123	570,868
Non-current	402,286	27	10,438	40,359	453,110
Total liabilities	830,004	21,433	37,057	135,483	1,023,978

	12/31/2009
	Telemarketing services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Assets:
Current	509,311	15,052	-	(15,702)	508,662
Non-current	531,329	4,947	-	26,735	563,011
Total assets	1,040,640	19,999	-	11,034	1,071,673

Liabilities and shareholders' equity:
Current	490,778	12,744	-	(49,639)	453,883
Non-current	214,258	27	-	-	214,285
Total liabilities	705,037	12,770	-	(49,639)	668,168

	01/01/2009
	Telemarketing services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Assets:
Current	449,397	10,018	-	9,164	468,579
Non-current	529,209	383	-	(43,737)	485,856
Total assets	978,606	10,401	-	(34,573)	954,435

Liabilities and shareholders' equity:
Current	342,603	4	-	11,105	353,713
Non-current	279,571	-	-	95	279,666
Total liabilities	622,175	4	-	11,200	633,380

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

In order to monitor the segment performance and to allocate funds among the segments:

•         Goodwill was allocated to the reportable segments of publicity and advertising as described in Note 13. The assets jointly used by the reportable segments are allocated based on the revenues generated by each reportable segment; and

•         All liabilities are allocated to the reported segments, except for “Other financial liabilities”, loans and deferred tax liabilities. Liabilities under the joint responsibility of reportable segments are allocated proportionally to the segment's assets.

28.4.   Geographic information

The Group operates in two geographic regions: Brazil (domestic) and Argentina. The revenue from the Group’s continuing operations, resulting from external clients per geographic region are detailed as follows:

	Consolidated
	(IFRS and BR GAAP)
	Revenue from foreign clients
	2010	2009

Brazil	2,397,309	2,161,019
Argentina	687	-
	2,397,996	2,161,019

28.5.   Information on main clients

The amount of R$727,513 from services provided to the Group’s main client (2009 - R$1,086,517), is included in the total revenue, representing approximately 58% of total revenue for the year (2009 – 50%).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

29.    INFORMATION ON THE NATURE OF COSTS AND EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The Company reported an income statement classifying the costs and expenses based on their function. The information on the nature of these costs and expenses recognized in the income statement is presented below:

		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Note	2010	2009	2010	2009

Depreciation and amortization		-	-	122,109	116,410
Personnel expenses		4,338	11,550	1,630,212	1,400,369
Raw material and use and consumption materials		-	-	13,853	11,042
Third party services		733	1,423	196,830	182,750
Electricity		-	-	52,719	45,367
Rent and insurance		92	141	98,949	97,896
Freight		-	-	730	738
Other expenses		572	1,703	138,237	125,257
		5,735	14,817	2,253,639	1,979,829

Classified as:

Cost of services rendered	29.1	-	-	2,026,392	1,760,164
Selling	29.1	-	-	26,976	27,709
General and administrative	29.1	1,097	11,773	138,007	130,715
Management compensation	29.1	4,367	1,555	7,142	7,879
Financial expenses	29.4	235	1,403	30,681	39,922
Other operating expenses, net	29.2	36	86	24,441	13,440
		5,735	14,817	2,253,639	1,979,829

29.1.   Cost of services provided and operating expenses

	Parent Company (BR GAAP)

	2010		2009

	General and		General and
	administrative	Total	administrative	Total

Personnel	1,649	1,649	1,555	1,555
Share-based compensation	2,689	2,689	9,995	9,995
Third-party service	733	733	1,423	1,423
Rent and insurance	92	92	141	141
Marketing, sponsorship, donations	301	301	214	214
	5,464	5,464	13,328	13,328

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

	Consolidated (IFRS and BR GAAP)

	2010

	Cost of
	services		General and
	rendered	Selling	administrative	Total

Personnel (i)	1,535,701	12,135	79,688	1,627,524
Share-based compensation (ii)	-	-	2,689	2,689
Third-party services (iii)	241,001	2,712	44,581	288,294
Depreciation/amortization (iv)	112,029	4	10,076	122,109
Rent and insurance (v)	93,062	-	5,888	98,950
Marketing, sponsorship, donations	27,412	11,894	1,714	41,020
Other inputs	17,187	231	513	17,931

	2,026,392	26,976	145,149	2,198,517

	2009

	Cost of
	services		General and
	rendered	Selling	administrative	Total

Personnel (i)	1,315,520	11,161	63,693	1,390,374
Share-based compensation (ii)	-	-	9,995	9,995
Third-party services (iii)	241,304	5,824	40,076	287,204
Depreciation/amortization (iv)	98,786	9	17,616	116,411
Rent and insurance (v)	91,981	3	5,915	97,899
Marketing, sponsorship, donations		10,669	832	11,501
Other inputs	12,573	43	467	13,083

	1,760,164	27,709	138,594	1,926,467

(i)         Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements.

(ii)        The cost with share-based compensation reduced due to certain changes made to the plan in 2009 (Note 33).

(iii)      The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, facilities and data processing, while the third-party services considered as selling, general and administrative expenses refer, substantially, to expenses with consulting services, traveling, and legal advice, among others.

(iv)      Assets acquired through finance lease agreements were classified as property, plant and equipment in compliance with the Technical Pronouncement CPC 06 (Lease Operations) and are being depreciated on a straight-line manner based on the asset’s estimated useful life (Note 11).

(v)       They substantially represent expenses with rental of properties used in the operations and operational infrastructure of the contact center.

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

29.2.   Other operating revenues (expenses)

	Parent Company ( BR GAAP)		Consolidated (IFRS and BR GAAP)
	2010	2009	2010	2009

Other Operating Revenues
Reversal of provision for contingencies (Note 15)	-	-	17,918	15,123
Fines on overdue bills	-	-	135	40
Recovered expenses	-	-	473	169
Sale of property, plant and equipment	-	-	179	27

	-	-	18,705	15,359

Other Operating Expenses
Provision for contingencies (Note 15)	-	-	(33,390)	(21,035)
IPTU	-	-	(4,894)	(3,375)
Cost of property, plant and equipment written-off	-	-	(173)	(1,761)
Other	(36)	(86)	(4,689)	(2,628)

	(36)	(86)	(43,146)	(28,799)

	(36)	(86)	(24,441)	(13,440)

29.3.   Expenses with employees’ benefits (Consolidated)

	2010	2009

Fixed compensation	833,683	722,218
Social charges	345,839	280,371
Stock option plan	2,689	9,995
	1,182,211	1,012,584

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

29.4.   Net financial income

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	2010	2009	2010	2009

Financial revenue
Yield from investments(i)	11,032	5,023	26,979	22,330
Interest and monetary restatement on other assets	278	931	5,637	318
Other	171	-	597	1,883

	11,481	5,954	33,213	24,531

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	2010	2009	2010	2009

Financial expenses
Interest and monetary variations on other liabilities	(172)	(206)	(618)	(288)
Interest and monetary restatement of contingencies	-	-	(5,547)	(5,890)
Interest on BNDES financing (Note 16)	-	-	(18,151)	(17,234)
Interest on BNB financing (Note 16)	-	-	(897)	-
Interest on leasing (Note 18)	-	-	(2,195)	(13,780)
Commission - Bank letter(ii)	-	-	(1,294)	(1,378)
Other financial expenses(iii)	(63)	(1,197)	(1,979)	(1,352)

	(235)	(1,403)	(30,681)	(39,922)

(i)         The return on Parent Company’s financial investments increased due to the maintenance of a higher cash volume mainly deriving from dividends received in May 2010 and in April 2009.

(ii)        Cost mainly related to letters of guarantees from financial institutions, presented as guarantee in the BNDES loan (Note 15).

(iii)    Basically refer to financial discounts granted to customers, bank services, adjustment of short-term liabilities and taxes on foreign operations.

30.    INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO CONTINUING OPERATIONS

Income tax in Brazil includes income and social contribution taxes (social contribution tax consists in an additional federal tax). The balances of deferred taxes at the end of each period are calculated using the effective rate in the subsequent years and the tax balances effective in the end of each period include current taxes payable. The legal rates applicable to the income tax and social contribution were 25% and 9%, respectively, which represented a regulatory composed rate of 34% for 2010 and 2009.

The expenses and benefits from income tax and social contribution in the income for the years ended on December 31, 2010 and 2009 are described as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)		Consolidated ( IFRS and BR GAAP)
	2010	2009	2010	2009

Current
Income tax	(1,453)	(175)	(51,238)	(51,430)
Social contribution	(531)	(70)	(19,470)	(19,568)

	(1,984)	(245)	(70,708)	(70,998)

Deferred
Income tax on temporary additions	-	-	2,243	(2,611)
Social contribution on temporary additions	-	-	807	(940)
Income tax on tax loss	(632)	(85)	(632)	(85)
Social contribution on negative base	(228)	(30)	(228)	(30)

	(860)	(115)	2,190	(3,666)

	(2,844)	(360)	(68,518)	(74,664)

The reconciliation between tax expenses and the result of book net income multiplied by the current tax rate in Brasil (34%) for the years ended on December 31, 2010 and 2009 is described as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)		Consolidated (BR GAAP and IFRS)
	2010	2009	2010	2009

Income before income tax and
social contribution	111,342	132,051	177,570	205,721

Leasing, net of deferred taxes	-	8,225	-	-

Adjusted income	111,342	140,276	177,570	205,721

Income tax and social contribution
at nominal rate (34%)	(37,856)	(47,694)	(60,374)	(69,945)

Adjustments to calculate the effective rate

Permanent equity
exclusion	35,903	50,707	-	-

Write-off of the allowance for
doubtful accounts	-	-	-	-

Tax effects on permanent additions, net(i)	-	-	(10,384)	(5,492)

Amendment to the Brazilian Corporation Law
- Law 11,638/07 (ii)	-	(3,398)	-	-

Other	(891)	25	2,240	773

Income tax and social contribution
benefits (expenses)	(2,844)	(360)	(68,518)	(74,664)

Effective income tax and social
contribution rates	2.55%	0.27%	38.59%	36.29%

(i)                 This refers basically to expenses with fines, donations, free gifts and sponsorships deemed undeductible, among others.

(ii)               This refers to income and social contribution taxes calculated on adjustments made after the adoption of Laws 11,638/07 and 11,941/09.

Neutrality for tax purposes related to the first-time application of Laws 11,638/07 and 11,941/09

The Company opted for the Transition Tax Regime, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS)  and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial statements and declared said option in the 2009 Corporate Income Tax Return (DIPJ).

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

31.    EARNINGS PER SHARE

As described in Note 22, as a result of the reverse stock split and simultaneous stock split, in compliance with the paragraph 64 of IAS 33, the information related to the number of shares and earnings per share was adjusted retroactively to reflect the reverse stock split and simultaneous stock split.

     Basic earnings per share

Earnings per shares are basically calculated by dividing the net income for the year, allocated to the Company’s common shareholders, by the weighted average number of common shares available in the year. Net income and weighted average number of thousand shares used to calculate the basic earnings per share are the following:

	12/31/2010	12/31/2009

Income for the year attributed to controlling shareholders:
Common shares	41,463	49,947
Preferred shares	67,035	81,744

	108,498	131,691

Average weighted number of shares for the purpose
of basic earnings per share:
Common shares	22,757	22,425
Preferred shares	36,681	36,681

	59,438	59,106

	Centavos per Share
	12/31/2010	12/31/2009

Basic Earnings per share
Common shares	1.82	2.23
Preferred shares	1.83	2.23

31.1.   Diluted earnings per share

Diluted earnings per share is calculated by dividing the net income allocated to the parent company’s common shareholders (after the adjustment referring to interest on convertible preferred shares and on convertible securities, both net of taxes) by the weighted average number of common shares available in the year, plus the weighted average number of common shares that would be issued at the conversion of all potential common shares diluted into common shares. Net income used to calculate all diluted earnings per share is the same used to calculate the basic earnings per share, as previously described.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The following table presents the weighted average number of shares for the purposes of diluted earnings per share and the weighted average number of shares used to calculate the basic earnings per share, as follows:

	12/31/2010	12/31/2009

Income for the year attributed to controlling shareholders:
Common shares	41,463	49,947
Preferred shares	67,035	81,744

	108,498	131,691

Average weighted number of shares used to
calculate the diluted earnings per share:
Common shares	23,046	22,762
Preferred shares	36,681	36,681

	59,727	59,443

	Centavos per Share
	12/31/2010	12/31/2009

Diluted Earnings per Share
Common shares	1.80	2.19
Preferred shares	1.83	2.23

32.    FINANCIAL INSTRUMENTS

32.1.   Purposes and strategies of risk management and financial instruments

The Group’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, credit and market risk.

Additionally, the Group manages its capital aiming to ensure that its entities will be able to continue their operations so as to maximize the return to shareholders through debt optimization and equity accounting. The Group’s capital structure comprises debt, which includes the loan detailed in Note 16, cash and cash equivalents (Note 6) and own capital attributable to controlling shareholders which includes issuance of capital, reserves and retained earnings, as indicated in Notes 22, 23 and 25 respectively.

The Group’s policy is to maintain a strong capital structure so as maintain is growth, reduce capital cost and provide good returns to its shareholders.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The Management believes that the Company’s available funds are sufficient to meet its current needs and will be enough to meet its estimated needs regarding capital expenses and other cash needs for the fiscal year of 2011.

32.1.1.  Liquidity and credit risk

The credit risk is the possibility of a party non-complying with an obligation set forth in a financial instrument or agreement with a client, thus resulting in financial losses. The financial instruments that expose the Group to credit concentration risk mainly consist of cash and cash equivalents and accounts receivable. All of the Company’s cash and cash equivalents are held in major Brazilian financial institutions. The Management believes that its credit policies are reasonable and reflect normal conditions of market and risk. The Company Management does not anticipate the failure to comply with agreements by the counterparties and, therefore, does not require collateral guarantees.

                                                         i.          Financial instruments and cash deposits

The credit risk of balances with banks and financial institutions is managed by the Group’s treasury according to its internal policies. Excess funds are only invested in approved counterparties and within the limit established to each of them. The counterparty’s credit limit is annually revised by the Group’s Board of Directors and may be restated throughout the year whenever necessary, subject to the approval of the Group’s Financial Committee. These limits are established in order to mitigate risk concentration, thus mitigating financial losses in case of a party files for bankruptcy.

                                                       ii.          Accounts receivable

Credit risk related to accounts receivable is mainly minimized due to the financial size of the companies to which the Group provides services. Moreover, the Group continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating eventual losses. Whenever necessary, the Group records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

The allowance for doubtful accounts is recorded as probable losses in relation to accounts receivable, which is calculated based on estimates considering the situation of each client and guarantees granted by them.

On December 31, 2010, the concentration of clients’ credit risk was not relevant since important financial conglomerates represented approximately 52% (54% and 90% on December 31 and January 1st 2009, respectively) of accounts receivable outstanding.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The table below shows a summary of the Group’s financial liabilities based on contractual payments not discounted.

	12/31/2010
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years

Loans (excluding leasing)	103,299	197,255	187,561	27,133
Leasing	4,277	-	-	-
Loans and other payables	83,160	-	-	-

	12/31/2009
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years

Loans (excluding leasing)	54,182	108,365	40,638	-
Leasing	10,118	3,899	-	-
Loans and other payables	77,033	-	-	-

	01/01/2009
	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years

Loans (excluding leasing)	13,546	54,182	149,002	-
Leasing	16,086	7,119	2,765	-
Loans and other payables	76,847	-	-	-

32.1.2.  Market Risk

Market risk is the possibility that the fair value of future cash flows of a financial instrument changes due to market price fluctuation. Market prices include two types of risk: interest rate risk and foreign exchange risk. Financial instruments affected by market risk include loans payable, deposits and financial instruments available measured at fair value through the income statement.

a)      Interest rate risk

Interest rate risk is possibility that the fair value of future cash flows of a financial instrument may change due to fluctuations in the market interest rates. The Group’s exposure to the risk of changes in the market interest rates mainly refer to the Group’s long-term obligations subject to floating interest rates. The Group has not executed derivatives contracts to cover this risk; however it continuously follows up the market interest rates with the purpose of monitoring the eventual need of contract these instruments.

 BNDES borrowings bear fixed interest rates based on the long-term interest rate (TJLP) with purposes of financing the expansion of installed capacity, improvement of current facilities, qualification of human resources,

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

enhancement of service quality and productivity, and investments in marketing initiatives. Once these rates are considered very low, the Group believes that there is no low volatility risk regarding this part of the debt.

b)      Foreign exchange risk

Foreign exchange risk is the possibility that the fair value of future cash flows of a financial instrument changes due to foreign exchange rate fluctuations. The Group’s exposure to the risk of changes in foreign exchange rates mainly refers to (i) capital expenditures in the acquisition of IT equipment with imported parts and (ii) the Group’s net investment in subsidiary abroad (Contax Argentina).

Service revenues and costs have basically no exposure to foreign exchange variations, since they are not directly or indirectly pegged to foreign currencies. However, risks related to foreign exchange do exist, given that a significant portion of the Company’s capital expenditures consists of investments in IT equipment which, despite not being expressed in foreign currency, are indirectly impacted by variations in foreign exchange rates because they contain imported parts. In 2010, approximately 28% of the Company’s capital expenditures include equipment with imported parts (2009 – 31%).

Taking into consideration that the Company’s current operations in foreign currency are not material, the Company’s Management decided not to present the sensitivity analysis for foreign currency variations.

32.2.   Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

Its financial assets must be classified into the following categories: measured by fair value through the income statement (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or amortized cost.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The classification of financial instruments per category can be summarized as follows:

12/31/2010

Financial assets:
Accounts receivable	Loans and receivables
Other receivables	Loans and receivables
Restrict cash	Held to maturity
Long-term financial investments	Held to maturity

Financial liabilities:
Suppliers	Amortized cost
Loans and financing	Amortized cost
Leasing obligations

(i)        Measured by fair value through the income statement (destined for trading)

The financial assets measured at fair value through the income statement are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the income statement under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On December 31, 2010, the Company had no financial assets held for active and usual trading.

(ii)      Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding 12 (twelve) months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(iii)    Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On December 31, 2010, the Company had held-to-maturity financial assets.

(iv)    Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within (12) twelve

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the income statement as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On December 31, 2010, the Company did not have available-for-sale financial assets.

32.3.   Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information generated by the market as possible and relying very little on information generated by the Company’s Management.

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income) is excluded from equity and recognized in the income statement.

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The book and fair values of the financial instruments are as follows:

	Parent Company (BR GAAP)
	Book Value			Fair Value
Financial assets	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009

Loans and receivables:
Other receivables	24,884	35,421	22,421	24,884	35,421	22,421
Held to maturity:
Long-term financial investments(i)	48,659	26,590	-	55,420	26,685	-
Total financial assets	73,543	62,011	22,421	80,304	62,106	22,421

Financial liabilities

At amortized cost:
Suppliers(ii)	22	150	29	22	150	29
Total financial liabilities	22	150	29	22	150	29

	Consolidated (IFRS and BR GAAP)
	Book Value			Fair Value
Financial assets	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009

Loans and receivables:
Accounts receivable	176,302	128,486	102,134	176,302	128,486	102,134
Other receivables	9,485	11,425	17,530	9,485	11,425	17,530
Held to maturity:
Restrict cash	2,013	-	-	2,013	-	-
Long-term financial investments(i)	69,869	26,590	-	76,629	26,685	-
Total financial assets	257,670	166,501	119,664	264,429	166,596	119,664

Financial liabilities

At amortized cost:
Suppliers(ii)	83,160	77,033	76,847	83,160	77,033	76,847
Loans and financing(iii)	360,518	204,591	217,969	360,518	204,591	217,969
Leasing obligations	4,277	14,017	25,970	4,277	14,017	25,970
Total financial liabilities	447,955	295,641	320,786	447,955	295,641	320,786

(i)         Measured at fair value for tier 2.
(ii)        As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.
(iii)      The Company has loans with BNDES (Note 15). This type of financing does not have fair value calculation, given that the BNDES has different rates for different borrowers.

a)      Valuation techniques applied and assumptions made for the purposes of fair value measurement

The fair value measurement of financial assets and liabilities is presented below:

•         The fair value of the financial assets and liabilities that present standard terms and conditions and are traded on active markets is determined based on the prices observed in these markets.

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

•         The fair value of the other assets and liabilities (except those mentioned above) is determined using pricing methods that are generally accepted, based on discounted cash flow analyses.

b)      Fair value measurements recognized in the balance sheet

The financial instruments that are measured at fair value after initial recognition are classified into Levels 1 to 3 according to the observable level of the fair value:

•         Financial instruments are considered Level 1 when valuation is based on quoted (non-adjusted) prices in active markets for identical assets or liabilities.

•         Financial instruments are considered Level 2 when valuation is based on other variables in addition to the quoted prices included in Level 1, which are directly (i.e., prices) or indirectly (i.e., based on prices) observable for the asset or liability.

•         Financial instruments are considered Level 3 when valuation is based on valuation techniques that include variables for the asset or liability, but that are not based on the observable market data (unobservable data).

32.4.   Sensitivity analysis to CDI rate variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On December 31, 2010, the Company recorded a net cash of R$74,553 in the parent company and of R$659 in the consolidated, represented by cash and cash equivalents, net of loans, financing, and leasing.

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of February 25, 2011, pointed an effective median rate (Top 5) of Selic estimated at 12.50%, a probable scenario for 2011, against the effective rate of 10.75% verified on December 31, 2010.

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

	Parent Company
		Scenario I -	Scenario II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on December 31, 2010	10.75%	10.75%	10.75%
Net cash (i)	74,553	74,553	74,553
CDI estimated annual rate	12.50%	9.38%	6.25%
Annual effect on net cash:
Decrease	-	(1,025)	(3,355)
Increase	559	-	-

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Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

(i)         The net cash includes the amount of R$74,553 related to cash and cash equivalents without reporting debts on December 31, 2010.

(ii)        Net cash considers the amount of R$387,803 related to cash and cash equivalents and R$382,867 related to loans and financing and R$4,277 related to leasing.

32.5.   Derivatives

On December 31, 2010 and 2009, the Group did not operate with derivative financial instruments.

32.6.   Cash and cash equivalents

The recorded values are close to those of the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued by the Management.

32.7.   Financing

In August 2007, Contax signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 16).

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, for investments in the expansion the installed capacity and upgrade of the facilities, implementation of quality programs, human resources qualification and investments in the acquisition of domestic machinery and equipment (Note16).

In March 2010, Contax executed a loan agreement with BNB, in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife, state of Pernambuco (Note 16).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

32.8.   Leasing

Contax has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 17).

33.    SHARE-BASED PAYMENTS

The purpose of Contax’s stock options is to grant the option to subscribe common, book-entry shares issued by the Company on behalf of the Management and beneficiaries in order to retain them (or maintain them) and encourage them to contribute to the Company. To have those rights, beneficiaries should remain in service from one to four years (right acquisition periods).

The plans are an onerous business, exclusively civil, and do not have a legal or social security binding nature between the Company and the Grantees, be them employees or not.

The members of the Stock Option Plan Committee meet to decide which managers, employees and service providers will be eligible, the total number of options to be distributed, as well as the acquisition price of each option. Decisions are made based on the Plan’s guidelines. At the discretion of the Compensation Committee, managers, employees and individuals providing services to the Company or its subsidiaries are eligible for this plan.

33.1.   Information on the Company’s stock option plan

a)      2007 Program

Approved at the Annual General Meeting held on April 16, 2007, the Stock Option Plan was established pursuant to Article 169, paragraph 3, of Law 6404/76. The Management Committee, appointed by the Board of Directors and composed of Board members, manages this plan, whose purpose is to attract executives to the Company, in addition to hold and ensure the close alignment between the Management’s and shareholders’ interests.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in 4 (four) equal annual tranches.  In view of the reverse split and simultaneous stock split occurred on January 18, 2010, the 2007 Program now is represented by 1,400,000 common shares.

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (i) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company reverse stock split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (ii) to adjust the options strike price from R$51.20 to R$45.00; (iii) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (iv) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The changes outlined above are applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

The main features of each of the plan’s tranches are shown below:

	Parent Company and Consolidated
2007 Program	Number of options	Grant/amendment date	Vesting date (can be exercised)	Maturity date	Exercise price	(*)	Fair value at the grant date	(*)

1st grant:
Tranche 1	87,500	4/16/2007	Apr-07	10/1/2014	51.20		14.13
Tranche 2	87,500	4/16/2007	Oct-08	10/1/2014	45.00		37.31
Tranche 3	87,500	4/16/2007	Oct-09	10/1/2014	45.00		37.31
Tranche 4	87,500	4/16/2007	Oct-10	10/1/2014	45.00		37.31

Total options	350,000

(*)   At the plan’s grant date, for the 1st tranche and on the date the plan was amended for the other tranches.

b)      2010 Program

In a meeting, the Stock Option Plan Management Committee approved the creation of a Company Stock Option Program for 2010 (“2010 Program”) in accordance with the Company’s Stock Option Plan (“Plan”), pursuant to article 168, paragraph 3, of Law 6,404/76, which provides that the Company may, within the limits of its authorized capital, and in accordance with the Plan approved at the General Meeting, grant stock options to its managers or employees. Administration of the 2010 Program is incumbent upon the Administration Committee, as defined by the Board of Directors, and is composed of members thereof.

The main goal of the 2010 Program is to attract executives to the Company, aiming to align the executives’ interests with those of the shareholders, in addition to sharing the risks inherent to the capital markets.

The 2010 Program grants beneficiaries a total volume equivalent to 3.1% of the Company’s total capital stock at the time of approval, corresponding to 2,244,611 common shares.

Beneficiaries may exercise their options over 4 (four) annual equal tranches (“annual tranches”), each corresponding to 25% of the entire option granted, as defined in the agreements. The option related to the first annual tranche may be exercised as of October 1, 2010, and the other options may be exercised annually and successively as of October 1, 2011.

The strike price of the options will be R$25.00 per share, corresponding to the average share price over the last 30 trading days on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BVMF”) – the São Paulo Stock Exchange, to which a 15% discount was applied, as authorized by the Plan. The strike price of the options related to the annual tranches will be restated based on the Broad Consumer Price Index (IPCA).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The main features of each of the plan’s tranches are shown below:

	Parent Company and Consolidated
2010 Program	Number of options	Grant date	Vesting date (can be exercised)	Maturity date	Exercise price	Fair value at the grant date

1st grant:
Tranche 1	185,000	8/31/2010	Oct-10	Oct-18	25.00	6.84
Tranche 2	185,000	8/31/2010	Oct-11	Oct-18	25.00	8.19
Tranche 3	185,000	8/31/2010	Oct-12	Oct-18	25.00	9.23
Tranche 4	185,000	8/31/2010	Oct-13	Oct-18	25.00	9.88

Total options	740,000

2nd grant:
Tranche 1	12,500	12/1/2010	Dec-10	Oct-18	27.29	4.46
Tranche 2	12,500	12/1/2010	Oct-11	Oct-18	27.29	6.99
Tranche 3	12,500	12/1/2010	Oct-12	Oct-18	27.29	8.79
Tranche 4	12,500	12/1/2010	Oct-13	Oct-18	27.29	9.84

Total options	50,000

33.2.   Information on the price of the Company’s stock option plan

The options were priced according to the Black & Scholes pricing model.

For the 2007 Program, the fair value of the options was calculated again on September 4, 2009, date of the amendments described above, and are shown in the chart below, which refers to tranches 2, 3 and 4 of the plan.

	2007 Program		2010 Program
Data inserted in the model:	1st grant		1st grant	2nd grant
	1st tranche (before the change)	2nd to 4th tranches (after the change)

Share price at grant date	64.00	79.00	32.40	31.50
Exercise price	51.20	45.00	25.00	27.29
Option duration	1 to 4 years	1 to 4 years	Up to 8 years	Up to 8 years
Risk-free return rate	11.08%	11.07%	11.19%	9.13%
Dividend yield	1.40%	1.50%	6%	6%
Expected volatility	19.64%	17.59%	38.44%	45.26%
Fair value of the options (weighted average)	14.13	37.31	8.54	7.52

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The table below reconciles the outstanding stock options at the beginning and at the end of the years reported:

	2010		2009
	Average weighted exercise price (R$)	Number of options (thousands)	Average weighted exercise price (R$)	Number of options (thousands)

January 1st		1,364,068		1,364,068
Granted	8.47	790,000
Exercised	11.93	(962,200)
Expired
December 31		1,191,868		1,364,068

Out of the 1,191,868 outstanding options on December 31, 2010, 599,368 were exercisable on this date. On December 31, 2009, out of the 1,364,068 outstanding options, 1,014,068 were exercisable on this date.

33.3.   Stock options exercised on the years reported

The following stock options were exercised on the years reported:

	2010			2009
	Options exercised (thousands)	Exercise date	Stock option on the exercise date	Options exercised (thousands)	Exercise date	Stock option on the exercise date

2007 Program – 1st Grant	774,700	08.03.10	28.50	35,932	18.10.07	18.15
	111,919	15.03.10	31.40
	6,081	19.03.10	31.49
	4,700	04.06.10	28.50
	10,800	11.06.10	29.50
	4,000	17.06.10	30.40
	25,000	12.11.10	32.02
	25,000	30.11.10	32.50

	962,200			35,932

No stock options were exercised by the beneficiaries of the 2010 Program in the fiscal year 2010.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

34.    RELATED PARTY TRANSACTIONS

Pursuant to the Brazilian Corporate Law, shareholders cannot vote on the resolutions of the general meeting: (i) to approve the appraisal report of their own assets for capital formation; (ii) to approve their accounts as the Company’s officer; or (iii) any other resolution that may particularly benefit them, or in which they have interests conflicting with the Company’s. The resolutions  made including the vote of a shareholder who has an interest conflicting with the Company's can be annulled, and the respective shareholder may answer for the damage caused and be obliged to transfer to the Company the proceeds possibly earned from that interest.

Brazilian Corporate Law also sets forth that the Board member or Executive officer must not participate in (i) social operation which has an interest conflicting with the Company’s, or (ii) resolution made by the other Board members and Executive officers regarding such conflicting operation. The Board member or Executive officer in conflict must inform his/her conflict of interest to other Board members or Executive officers and address the nature and extension of the interest in the minutes of the Board of Directors’ or Board of Executive Officers’ Meeting. Additionally, the Board members or Executive officers may contract operations with the  Company under reasonable or equitative conditions similar to those prevailing in the market or that the Company would contract with third parties. Any business contracted by such manager is defeasible when there is breach of the rules above, and the interested manager will be obliged to transfer to the Company the proceeds possibly earned from that interest.

Relevant operations with related parties refer to all loans receivable, accounts receivable from any service provided and any other debts with shareholders, subsidiaries or unconsolidated associated companies.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The transactions between the Company and its subsidiaries, which are its related parties, were removed from the consolidation process and are not presented in this note. The transactions between the Group and other related parties are detailed as follows:

								12/31/2010

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administradora
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	BNDES	Total
Assets
Accounts receivable	3,790	3,311	-	3,886	1,131	-	-		12,118
Accounts receivable - contingencies	7,063								7,063

	10,853	3,311	-	3,886	1,131	-	-		19,181
Liabilities
Suppliers	5,001	175							5,176
Loans and
Financing (Note 16)								331,663	331,663

	5,001	175						331,663	336,839

								12/31/2009

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administradora
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	BNDES	Total
Assets
Accounts receivable	2,720	1,382	59	3,608	8,200	-	-		15,969
Accounts receivable - contingencies	7,955								7,955

	10,675	1,382	59	3,608	8,200	-	-		23,924
Liabilities
Suppliers	3,194	605							3,799
Loans and
Financing (Note 16)								204,591	204,591

	3,194	605						204,591	208,390

								1/1/2009

						Paggo
	Oi	Oi	Oi	Brasil	Brasil	Administradora
	Fixa	Móvel	Internet	CAP	Veículos	de Crédito	Way TV	BNDES	Total
Assets
Accounts receivable	8,183	1,421	200	470	768	377	682		12,101
Accounts receivable - contingencies	13,782	-	-	-	-	-	-		13,782

	21,965	1,421	200	470	768	377	682		25,883
Liabilities
Suppliers	1,625	35							1,660
Loans and
Financing (Note 16)								217,969	217,969

	1,625	35						217,969	219,629

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

	Year ended on 12/31/2010

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Way TV	BNDES	Total

Revenues
Revenues from services rendered	727,513	371,418	19,560	44,224	71,372	12,109	783	10,491		1,257,470

Costs and expenses
Cost of services rendered	(27,569)	(6,720)							-	(34,289)
Financial expenses (Note 29)	-	-							(18,824)	(18,824)

	(27,569)	(6,720)							(18,824)	(53,113)

	Year ended on 12/31/2009

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo	Amazônia
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Celular	Way TV	BNDES	Total
Revenues
Revenues from services rendered	750,394	362,846	4,893	19,393	33,432	16,420	793	1,361	6,436		1,195,968

Costs and expenses
Cost of services rendered	(28,429)	(8,245)		2						-	(36,672)
Financial expenses (Note 29)	-	-		-						(17,234)	(17,234)

	(28,429)	(8,245)		2						(17,234)	(53,906)

8

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

(i)        Related party transactions

The Company’s main clients are Oi Fixa and its subsidiary Oi Móvel (hereinafter jointly referred to as “Oi”).

The Company provides a complete set of contact center services to Oi, whose operations include wireline terminals, long-distance services, mobile services, as well as broadband and voice and data services to corporate clients. In addition to traditional consumer services, the Company offers services related to consumer retention and collection for Oi’s corporate and retail clients.

The Company’s current relationship with Oi is represented by several different and independent services, such as customer service to Oi’s wireline segment, strong telemarketing services to attract more mobile clients, customer support to prepaid and post-paid users, technical support to broadband users and collection services.

On the other hand, Oi is the main telecommunications provider (commuted wireline services, mobile services, long distance/free calls, data, among others.) and, most importantly, provide such services directly or through Contax to some of its clients, according to their choice. Although Oi currently provides most of its telecommunication services to the Group, should it become unable to do so or decide to terminate such Service agreements, the Company’s Management understands that it would be possible to hire another company to provide such services without having major interruption on the Company’s businesses.

34.1.   Compensation of key Management personnel

34.1.1.  Operations with the Board of Directors or Board of Executive Officers

Neither the members of the Board of Directors or Board of Executive Officers, nor relatives of their respective families, have or already had any direct interest in any operation made with the Company that is or may be considered unusual by its nature or its conditions or may have been significant for the Company’s business.

During the year ended December 31, 2010, the Group did not grant either short-term loans or guarantees to the members of the Board of Directors, Board of Executive Officers, Fiscal Council, or any relatives of the members’ families.

34.1.2.  Financing agreement of CTX Participações S.A.

In March 2010, CTX Participações S.A., the controlling entity of the Company, and one of the Company’s former officers entered into a loan agreement, negotiated only by the former officer, without the Company’s involvement. Such loan, in the amount of R$15,769, matures on March 30, 2011, and is free of interest rates.

9

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

34.1.3.  Short-term benefits

Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

34.1.4.  Share-based compensation

The members of the Company's Management (Chief Executive Officer and Statutory Executive Officers) participate in the Stock Option Plan (Note 33).

34.1.5.  Other

The Group offers the following benefits to its employees: (i) health insurance; (ii) dental insurance; (iii) life insurance; (iv) meal program for employees who work six (6) hours a day; (v) meal program for employees who work eight (8) hours a day; (vi) transportation; (vii) discounts in certain drugstore chains; (viii) a plan for funeral expenses; and (ix) day care assistance. Officers, managers and coordinators are also entitled to use mobile phones with a monthly credit ranging from sixty reais (R$60.00) to one hundred and twenty reais (R$120.00).

The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

Pursuant to the Brazilian Corporate Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual overall compensation. The Board of Directors shall distribute the amount among the Management members.

At the (i) Parent Company’s Extraordinary General Meeting held on April 28, 2010, and (ii) the Extraordinary General Meeting of direct subsidiary Contax, held on April 28, 2010, the management’s annual overall compensations for fiscal year 2010 was set at the maximum of R$2,493 and R$3,200, respectively (2009 – R$2,390 and R$3,500, respectively).

8

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

34.2.   Compensation of Board Members, Executive Officers and members of the Fiscal Council

During the years ended December 31, 2010 and 2009, the Management compensation (i.e. board members and statutory officers) paid or payable is outlined below:

	2010	2009

Payroll and charges	4,367	2,894
Fees	1,648	1,555
Profit sharing	7,142	3,430
Stock option plan	2,689	9,995
	15,846	17,874

35.    BUSINESS COMBINATIONS

35.1.   Acquisitions in 2010

In September 2010, Contax acquired 100% of Ability and recorded goodwill of R$74,365 based on its economic value, due to the estimated future profitability of the business.

9

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

Fair value recognized in the acquisition

Assets:
Cash and cash equivalents	4,879
Accounts receivable	13,536
Deferred income tax and social contribution	4,550
Tax credit	2,898
Property, plant and equipment and intangible assets	1,749
Other assets	366
27,978

Liabilities:
Suppliers	(3,186)
Payroll and social charges	(11,650)
Taxes payable	(13,393)
Deferred revenues	(1,247)
Other	(282)
(29,758)

Total identifiable liabilities, net	(1,780)

Goodwill from acquisition (Note 13)	74,365

Total consideration	72,585

Initial price (payment on demand)	24,400
Retained amount (restrict cash)	2,000
Additional price (contingent consideration)	46,185

Contingent consideration

As part of the Partnership Interest Purchase and Sale Agreement (“Agreement”), the parties agreed on a contingent consideration. The fair value of the contingent consideration on the acquisition date corresponds to the amount of the outstanding balance, amounting to R$46,185 (“additional price”). This amount represents the best estimate of fair value based on (i) the expected profitability of Ability and (ii) information currently available. The payment of the additional price depends on the compliance with certain conditions related to Ability’s growth and profitability within the next 3 years.

As agreed, the acquisition price, composed of the initial price and additional price, may amount to as much as R$82,474.

The acquisition sought to expand the services offered by Contax, to include

10

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

specialized operations at sales points, seeking to consolidate its strategy of being the only specialized corporate-services entity throughout the entire chain of relations between entities and their consumers, through multiple contact channels.

35.2.   Acquisitions in 2009

BRC was acquired by Contax in November 2009 for the amount of R$61, with the purpose of developing the Nova Luz Program (Note 1).

36.    INSURANCE COVERAGE

The Group has a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of the Company’s operations. All of the Group’s policies are automatically renewed.

On December 31, 2010, the Company had the following main insurance policies contracted with third-parties, providing the following coverage, according to the risk and nature of the assets:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	166,540	01.13.2011
Fire of property, plant and equipment	97,000	06.15.2011
Loss of profits	47,556	06.15.2011
General civil liability	10,000	06.15.2011

(i) Maximum limit of guarantee set at US$100 million.

11

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

37.    COMMITMENTS

37.1.   Contractual obligations

The following table presents the Company’s contractual obligations on December 31, 2010:

	Payments due per term
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Lease agreement (facilities) (i)	240,741	72,058	97,505	54,854	16,324
Leasing agreement (financial)	4,277	4,277	-	-	-
Financing (BNDES) (ii)	331,664	64,670	167,505	72,355	27,134
Financing (BNB) (ii)	51,203	203	29,750	21,250	-

Total	627,885	141,208	294,760	148,459	43,458

 i.            A substantial part of the lease agreements referring to the Company’s facilities may be terminated before its maturity, with a prior notice from one (1) to six (6), thus being subject to a termination fee equivalent to three (3) times the monthly rental amount of the property.
 ii.            Includes payments of estimated interest rates.

37.1.1.  Facilities lease agreement

The Company’s operating facilities are located in properties rented from related parties, being a substantial part of lease agreements entered into with Oi Fixa. The effectiveness of these lease agreements range from 5 to 10 years and they have a novation clause for the same period. Additionally, all lease agreements contain clauses of market value review, in case the Group exercises its renewal right. The Group does not have any contractual rights to acquire the leased property at the end of the lease term.

During the years ended on December 31, 2010 and 2009, expenses of all lease agreements corresponded to R$69,931 and R$61,294, respectively.

On December 31, 2010, the Company did not have any other contractual obligations.

12

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

37.2.   Guarantees

On December 31, 2010, sureties and guarantees were granted to other subsidiaries, regarding loans to third parties and legal claims, as follows:

Bank guarantees	12/31/2010	12/31/2009

BNDES	156,101	206,697
Contingencies	40,819	21,602
Total	196,920	228,299

38.    SUBSEQUENT EVENTS

In January 2011, the Management Boards of Contax and Mobitel S.A., a subsidiary of Portugal Telecom, SGPS, (“Dedic”) and its subsidiary GPTI Tecnologia da Informação S.A. (“GPTI” or, jointly with Dedic, “Dedic GPTI”) resolved to propose to their shareholders the integration of their activities subject to certain conditions. Considering that they operate in the same business segment and their activities, client database and services provided complement each other, this integration aims to strengthen their market positions.

          i.               Merger of Dedic shares into Contax

The Agreement for the Merger of Dedic Shares into Contax, subject to certain conditions, provides for the call of the abovementioned companies’ general meetings to resolve on the merger of Dedic shares into Contax, and the consequent increase of Contax’s capital. The amount of Contax’s capital increase will be determined based on the book value Dedic shares, according to the appraisal report prepared at the appropriate time (“Merger of Dedic Shares”). As a result of the Merger of Dedic shares, Contax will issue new common and preferred shares to the current Dedic’s shareholders to replace those held by them.

Contax’s Management hired a fairness opinion, independently prepared by Banco BTG Pactual S.A. (“BTG Pactual”). According to the amounts presented in the report prepared by BTG Pactual, the swap ratio of common shares would vary from 0.0342 to 0.0417 and the swap ratio of preferred shares would vary from 0.0343 to 0.0418 shares issued by Contax for each share issued by Dedic.

Based on the swap ratio, the Managements of Contax and Dedic suggested a swap ratio of common shares corresponding to 0.0362 and of preferred shares corresponding to 0.0363 shares issued by Contax to each share issued by Dedic. This ratio will be adjusted with a possible payment of dividends and with the assumption of debts by those companies.

Despite the swap ratio proposed by the managements and notwithstanding the Merger of Dedic Shares do not involve the parent company and the subsidiary, the Management of the Companies and of Dedic, in compliance with CVM Advisory Opinion no. 35/08, will properly create an independent committee (“Special Independent Committee”) for the purposes and pursuant to the abovementioned Advisory Opinion. The Special Independent Committee will have an independent financial advisor to assess the conditions of the Merger of Dedic Shares.

13

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

The merger of Dedic shares is subject to the approval of the general shareholders’ meetings of both Dedic and Contax, without prejudice of the opinion of the Special Independent Committee.

        ii.               Purchase and Sale of CTX Participações S.A. Shares

On the same date, shareholders of CTX Participações S.A. (“CTX”), AG Telecom Participações S.A. (“AG Telecom”), L.F. Tel S.A. (“L.F. Tel”) and Fundação Atlântico de Seguridade Social (“FASS”), and Portugal Telecom SGPS and Portugal Telecom Brasil S.A. (jointly “Portugal Telecom”) reached an agreement about their association as CTX’s shareholders in operations resulting in the acquisition of all of the shares currently held by BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”), as described below.

By means of the Purchase and Sale Agreements of CTX shares executed in this date between AG Telecom and L.F. Tel, as one party, and PREVI, PETROS and FUNCEF, as the other party; and between Portugal Telecom, as one party, and BNDESPAR, as the other party, and between Portugal Telecom, as one party, and PREVI, PETROS and FUNCEF, as the other party (“Purchase and Sale Agreements”), subject to specific conditions:

(i)       AG Telecom and L.F. Tel will acquire part of the interest held by PREVI, PETROS and FUNCEF in CTX; and

(ii)     Portugal Telecom will acquire all the interest held by BNDESPAR, in addition to the remaining interest held by PREVI, PETROS and FUNCEF in CTX.

With the conclusion of the operations set forth in the Purchase and Sale Agreements, AG Telecom and L.F. Tel will hold 36.80% each in the capital stock of CTX, and Portugal Telecom will be the direct holder of shares representing 16.21% of CTX’s capital stock.

On the same date, AG Telecom, L.F. Tel, Portugal Telecom and FASS executed the Shareholders’ Agreement (“Shareholders’ Agreement”) that replaces the agreements in effect, which will provide for their relationship as shareholders of CTX. The efficacy of the new Shareholders’ Agreement will be suspended up to the effective acquisition of CTX shares by Portugal Telecom.

      iii.               Acquisition by CTX of part of  Contax shares held by Portugal Telecom / CTX’s Capital Increase

According to the Purchase and Sale Agreement of shares executed in this date, subject to specific conditions, including the approval of the Merger of Dedic Shares, CTX will acquire part of the common and preferred shares issued by Contax received by Portugal Telecom as a result of the merger of Dedic shares (“Acquisition of Contax Shares”).

14

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

In addition, the Subscription Agreement of CTX Shares was executed on this date, through which Portugal Telecom, AG Telecom, L.F. Tel and FASS undertook, subject to specific conditions, to approve CTX’s capital increase to be subscribed by Portugal Telecom and FASS (“CTX’s Capital Increase”).

Due to the Acquisition of Contax Shares and CTX’s Capital Increase, and taking into consideration the swap relation proposed by the managements of Contax and Dedic, subject to analysis, evaluation and resolution of the Special Independent Committee, Portugal Telecom may hold direct interest of 19.90% in the capital stock of CTX and direct and indirect interest of 19.52% in the capital stock of Contax, and FASS will maintain its direct interest of 10.18% in the capital stock of CTX and the indirect interest of 3.48% in the capital stock of Contax.

      iv.               Shareholding after the operations described above

After the conclusion of the corporate operations described above, the estimated shareholding of CTX and Contax is as follows:

(i)       CTX’s Estimated Shareholding after the conclusion of the operations described above:

Shareholder	Common shares	Common shares %
AG Telecom	784,730,222	24.12
L.F. Tel	1,137,460,810	34.96
Luxemburgo Participações S.A.	352,730,588	10.84
FASS	331,151,534	10.18
Portugal Telecom	647,451,385	19.9
Board members	10	-
Total	3,253,524,549	100

(ii)     Contax’s Estimated Shareholding (in thousands of shares) after the conclusion of the operations described above:

Shareholder	Common shares	Common shares %	Preferred shares	Preferred shares %	Total	Total %
CTX Participações S.A.	17,871	72.70%	4,136	10.40%	22,007	34.20%
Portugal Telecom	0.000	0.00%	2,782	7.00%	2,782	4.30%
Outstanding shares	6,695	27.30%	32,800	82.60%	39,495	61.40%
TOTAL	24,566	100.00%	39,718	100.00%	64,284	100.00%

15

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the financial statements

for the year ended December 31, 2010

(In thousands of reais, except when otherwise indicated)

39.    APPROVAL OF SEPARATE AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s separate and consolidated financial statements, for the year ended on December 31, 2010, were approved and their disclosure was authorized by the Board of Executive Officers and Board of Directors on March 1, 2011. In these financial statements, they consider the subsequent events occurred up to this date that may have an effect on these financial statements.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 04, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.